[redacted]

UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC,
a Delaware limited liability company

Formed: May 23, 2011

Fiscal Year End: December 31, 2011

Organized under the laws of Delaware	***Pricing Standard Industrial Classification Code*** **6722**	***Employer Identification 45-3018881***

Address of the Company:
12594 W. Explorer Drive, Suite 100
Boise, Idaho 83713
(208) 287-3000

Registered Agent of the Company:
Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
(302) 658-7581

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

FORM 1-A REGULATION A OFFERING STATEMENT
IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC
TABLE OF CONTENTS

PART I
NOTIFICATION

PART 1—NOTIFICATION

Item 1. Significant Parties

(a) The Manager of Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company ("Issuer"), is IMTCFC, LLC, an Idaho limited liability company ("Manager"), 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713. Tom Buuck is the Manager of IMTCFC, LLC. There are no directors for either entity.

(b) The Members of IMTCFC, LLC, are Tom Buuck, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713, and MJH Investments, LLC, an Idaho limited liability company, 6306 Primrose Street, Boise, Idaho 83704. Tom Buuck is a 90% owner of IMTCFC, LLC and MJH is a 10% owner of IMTCFC, LLC. Michael Hendrichs, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713, is the sole member of MJH Investments, LLC. There are no officers for either entity.

(c) There are no general partners of the Issuer.

(d) The Manager owns 100 percent (100%) of the Issuer's Class A Membership Units.

(e) There are no beneficial owners of 5 percent of more of any class of the issuer's equity securities.

(f) Promoters of the Issuer are Tom Buuck, Manager and Member of IMTCFC, LLC, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713; Michael Hendrichs, Member of MJH Investments, LLC, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713; and IMTCFC, LLC, Manager, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713.

(g) Affiliate of the Issuer is IMTCFC, LLC, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713.

(h) Counsel to the Issuer is Scott A. Tschirgi of Scott A. Tschirgi, Chartered, 401 West Front Street, Suite 401, Boise, Idaho 83702;

(i) There will be no underwriter.

(j) There are no underwriter's directors.

(k) There are no underwriter's officers.

(l) There are no underwriter's general partners.

(m) There is no counsel to the underwriter.

Item 2. Application of Rule 262

(a) No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) No persons are subject to these provisions.

Item 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) Issuer's securities will not be offered by underwriters, dealers or salespersons in any jurisdictions. Issuer shall be responsible for sales of the securities.

(b) Issuer's securities are to be offered for sale by Issuer in the following jurisdictions: Idaho, California, Washington, Oregon, Montana, Wisconsin, and Missouri.

Item 5. Unregistered Securities Issued or Sold Within One (1) Year

(a) With the exception of the issuance of Class A Units to the Manager, IMTCFC, LLC, an Idaho limited liability company, upon formation of the Company, there have been no unregistered securities issued or sold by the Issuer or any of its parent companies, subsidiaries, or affiliates within one (1) year prior to the filing of this Form 1-A ("Offering Statement").

Item 6. Other Present or Proposed Offerings

Neither the Issuer nor any of its parent companies, subsidiaries, or affiliates are currently offering or contemplating the offering of any securities in addition to those securities covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) There is no arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling securityholder in the offering covered by this Form 1-A, to limit or restrict the sale of securities of the same class as those to be offered, to stabilize the market for the securities, or for withholding commissions or hold any dealers responsible for distributions.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No experts are named in the offering statement as having prepared or certified any part thereof or employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this Offering Statement.

PART II
OFFERING CIRCULAR

IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC
a Delaware limited liability company

Organized under the laws of	*Pricing Standard Industrial*	*Employer Identification Code*
Delaware	***Classification Code***	***EIN # 45-3018881***
	6722	

12594 W. Explorer Drive, Suite 100
Boise, Idaho 83713
(208) 287-3000

October 21, 2011

5,000,000 Class AAA LLC Membership Units

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IT IS EXPECTED THAT THE SALE OF CLASS AAA LLC MEMBERSHIP UNITS TO THE PUBLIC WILL COMMENCE ON ________________________.

Investing in our Class AAA LLC Membership Units involves risks. See "risk factors" beginning on page 11.

DISTRIBUTION SPREAD

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Unit Total	$5,000,000.00	none[1]	$5,000,000.00[2]
	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Total Minimum	$500,000.00[3, 4, 5]	None	$500,000.00
Total Maximum	$5,000,000	None	$5,000,000.00

[1] A finder's fee of .05% may be paid annually to financial advisors who are registered broker dealers. See discussion on page 35.

[2] Expenses associated with this Offering are to be paid by IMTCFC, LLC, an Idaho limited liability company ("IMTCFC") which is the Manager of Idaho Mutual Trust Community Finance Co-op, LLC; IMTCFC, LLC, shall be reimbursed out of net profit of Idaho Mutual Trust Community Finance Co-op, LLC. There is a $100,000 limit on the reimbursement of Offering expenses.

[3] If the minimum of $500,000.00 is not raised by November 1, 2012, this offering will terminate as of such date ("Offering Termination Date") and investor's fund will be returned to them with interest earned as detailed below unless extended by a 100% affirmative vote of the Manager AND all current investors..

[4] Funds raised up to but not exceeding the Total Minimum of $500,000.00 will be held in escrow by Home Federal Bank ("Home Federal"), an Idaho corporation, with its headquarters located at 3405 East Overland Road, Meridian, Idaho 83642, and who provides escrow services. Home Federal shall hold the proceeds in a Money Market Account until the Total Minimum is raised. The funds held in such account shall earn the bank's standard interest rate for money market accounts. If the Total Minimum is not reached by the Offering Termination Date the funds raised will be returned to the original investors along with the applicable money market rate of interest earned on each investor's original investment. If the Offering is terminated for any reason, funds raised will be returned to the original investors.

5.. The subscriptions for Class AAA units are irrevocable.

SUMMARY DESCRIPTION OF OUR BUSINESS AND OFFERING

Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company (the "Company") organized on May 23, 2011, for the purpose of creating, funding, and managing a capital fund to be used to loan money to entities or individuals primarily in the Pacific Northwest. The Company is a manager managed limited liability company. The manager is IMTCFC, LLC, an Idaho limited liability company (the "Manager"). The Company has not yet conducted any business.

The loans to be made by the Company will be secured by a security interest in commercial real estate ("Loan or Loans"). The Loans will be made primarily to builders, real estate professionals, small businesses, and borrowers with real estate or construction related experience. Loan terms will usually have a maturity of twenty-four (24) months or less. Interest charged will usually be between 6% and 12%. The Company is offering 5,000,000 Class AAA LLC Membership Units at a price of $1.00 per membership unit. The Class AAA LLC Membership Units ("Class AAA Unit(s)") represent 100% of the equity to be offered ("Offering"). The par price of $1.00 is an arbitrary figure. There is no basis or market price established for the unit values. There is no active market for the sale of Class AAA units. Class AAA unit holders should expect that transfer of units will be limited and restricted. The minimum offering amount is set at $500,000. The Manager and members of IMTCFC, LLC and MJH Investments, LLC have the right to purchase any amount of Class AAA units offered; however they are not obligated to purchase any amount of Class AAA units. The Manager and members of IMTCFC, LLC and MJH Investments make no guarantee as to the extent of their participation in the offering. The Manager, either by itself or through its members or through one of its affiliates, projects to purchase between 50,000 – 4,500,000 of the Class AAA units. Once the minimum is met, all funds will be released to the Company and the Manager will have access to all of the funds. If the minimum of $500,000 is not met by November 1, 2012 then the offering will terminate unless extended by a 100% affirmative vote of the Manager AND all current investors. The capital contributed by an investor will be part of a fund used exclusively to: 1) make loans secured by mortgages or deeds of trust; 2) hold in money market funds; or 3) invest in real estate. The Company anticipates that the Class AAA Units will earn the greater of 5% annual return on equity invested or 80% of the net income earned in the fund for the term of the fund (see Pro Forma for anticipated results); however, the Company does not guarantee that the Class AAA unit holders will earn any return or even that their original investment will be returned. All subscriptions of Class AAA units are irrevocable.

No new Loans will be funded after the expiration of the Offering or December 31, 2016, whichever is later. Equity will be returned to investors based on their pro-rata share of Class AAA Units as Loans mature and are paid off by the borrower and assets of The Company are sold after December 31, 2016. The amount of time to return equity could be increased if a non performing Loan needs to be renegotiated; foreclosure proceedings need to be enforced; or the liquidation of underlying asset securing a non-performing note is required. We believe this could increase the timing of final returns of equity to Class AAA Unit investors by twelve (12) months or more. Investors in the Offering will receive quarterly earnings reports and distribution payments based on the returns of the

Loan portfolio. Quarterly earnings reports and distribution payments will be sent to investors no later than thirty (30) days following the end of each quarter. There is not a redemption of principal provision in the subscription documents so investors should not expect any return of principal until the expiration of the fund which is established at December 31, 2016. The Company does reserve the right to return any Class AAA principal at any time at the sole discretion of the Company.

FORWARD-LOOKING STATEMENTS

When used in this document, the words "believe," "anticipate," "plan," "expect," and similar expressions are intended to identify, in certain circumstances, forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to the risks described in the risk factors section below. Given these uncertainties, prospective investors and the readers of this Offering are cautioned not to place undue reliance on such forward-looking statements. Neither the Manager nor the Company is obligated to update these forward-looking statements.

The Class AAA LLC Member Units covered by this document involve a high degree of risk. In evaluating the merits of this investment, each prospective investor should consider carefully the following risk factors discussed below in addition to the information provided elsewhere in this Offering Circular.

RISK FACTORS OF OUR BUSINESS

1. New venture. We **are a new entity with no operating history and profitability.**

We are a new entity with no operating history. We are subject to the risks involved with any speculative new venture. No assurance can be given that we will be profitable. The Company is mitigating this risk by contracting with Idaho Mutual Trust to provide loan originations, loan processing, and loan servicing functions. Idaho Mutual Trust has handled over 415 loans totaling approximately $170 million during the past seven (7) years.

2. As a Company, our earnings are largely dependent upon general business, economic and political conditions. Changes to interest rates, inflation, monetary policy, capital markets, and general economies could adversely affect our performance by causing defaults on loans which will decrease the operating cash flow of the company.

Earnings are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary policy, fluctuations in both debt and equity capital markets, changes in regulations and the strength of the United States' economy and the local economies in which we operate. Business and economic conditions that negatively impact household incomes or business earnings could decrease the demand for our products and services and increase the number of customers who fail to pay their Loans.

3. Current negative economic and market developments may adversely affect our industry, business, results of operations and access to capital. Potential declines in payment patterns, miscalculation of loan losses, credit worthiness, property valuations, timing of loan payoffs and increased regulation could effect our results. Investor capital could also be adversely affected from lesser liquidity created with general declines in investor portfolios as a result of declining asset valuations.

Dramatic declines in the housing market and commercial real estate market over the past three (3) years, together with falling real estate prices, increasing foreclosures and rising unemployment, have resulted in significant write-downs of asset values by many financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs began with mortgage-backed securities, but have spread to other assets and in turn have caused many financial institutions to seek additional capital in order to merge with larger and stronger institutions. In some cases, the additional capital has not kept lenders from failing. Reflecting concern about the stability of the financial markets in general and the strength of counterparties, many lenders and institutional investors have ceased to provide or have reduced funding to even the most creditworthy borrowers and to other financial institutions. This has resulted in a lack of available credit and a lack of confidence in the financial markets; which could have a materially adverse ripple effect on our access to capital, our operations and our financial condition. In particular, we may face the following and other risks in connection with these events:

A. Market developments may affect borrower confidence levels and may cause declines in payment patterns on our Loans, causing delinquencies and defaults.

B. The processes we use to estimate inherent losses may no longer be reliable; because the processes rely on complex judgments, including forecasting economic conditions, and these judgments may no longer be capable of providing accurate estimates.

C. Our ability to assess the credit worthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our loan customers becomes less precise and unable to predict possible future charge-offs.

D. The values of the real estate collateral supporting many construction, land, commercial, and lot acquisition Loans have already declined and may continue to decline.

E. Our ability to demand payoffs from borrowers, attract capital or sell Loans on favorable terms could be adversely affected by further disruptions in the capital markets or other events, including the actions of regulatory agencies.

F. We expect the scope of financial regulation to increase. Compliance with such regulation may substantially increase our operating costs, limit our ability to pursue business opportunities in a timely manner, and reduce or limit our profits.

4. Market volatility could adversely affect us potentially limiting ability to access capital.

The capital and credit markets may experience volatility and disruption that could cause asset values to decline and make credit less available for certain entities. Capital and credit markets may base their lending decisions on unfounded rumors surrounding some companies or without careful regard for companies underlying financial strength. There can be no assurance that we will not experience an adverse affect, which may be material and reduce our ability to access capital, which will in turn negatively impact our business operations and ultimately our financial condition.

5. The financial services industry is subject to extensive regulation, which is undergoing major changes. Legislation could change costs of doing business, change the competitive balance in the banking sector, and adversely affect global economic conditions. If government made it less restrictive to file a Reg A offering making it more competitive to raise private money for a similar loan fund it could potentially adversely affect us. If government grand-fathered in more restrictive legislation it could make it more costly for the Company to conduct its business and fund its loans and decrease returns for investors.

As a financial services firm, we may be subject to financial services laws, regulations, company governance requirements and administrative actions and policies in each location in which we operate. In the past two (2) years, global regulatory and legislative efforts have generally focused on reforming and restructuring the regulations impacting financial institutions and the financial services industry. This has resulted in the implementation of numerous actions and programs by the Federal Reserve, the Congress, the Treasury, the FDIC, the SEC and others to address the liquidity, market and credit crisis that followed the sub-prime meltdown that commenced in 2007. These regulations may have a substantial impact upon our financial services company.

Various legislation, including recently enacted programs and new proposals to change the financial institution regulatory system, further regulation of the real estate lending market in the United States, and the expanding or contracting powers of banking institutions, bank holding companies or non-bank competitors may be introduced to Congress from time to time. Legislation may change financial institution statues and the Company's operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities, affect the competitive balance among banks, savings associations, credit unions and other financial institutions or adversely impact global economic conditions. We cannot predict whether any legislation will be enacted and if enacted, the affect that it would have on our operations or our financial condition.

6. The soundness of other financial institutions could adversely affect us because we rely upon business counterparties performing on their commitments to us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial services institutions. Financial services institutions are interrelated as a result of trading, escrow, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties. We routinely execute transactions with counterparties in the financial services industry, including title companies, commercial banks, mortgage companies and banks, insurers, bonding companies, and other institutions which results in a significant credit concentration with respect to the financial services industry overall. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry in general, has led to market-wide liquidity problems, defaults by other lending institutions and could lead to similar problems for our company.

7. A continued downturn in local economies or real estate markets would negatively impact our business by potentially increasing in loan delinquencies, decreasing borrower credit quality, decreasing property valuations, and negatively affecting marketability of real estate.

Because we primarily serve individuals and businesses located in Idaho and the Northwest, a significant portion of our total Loan portfolio is originated in and secured by real estate in Idaho or the Northwest. Consequently, our results are impacted by the economic and business conditions in Idaho and the Northwest.

Continuing deterioration of the local economic and business conditions has caused, among other things, increases in Loan delinquencies, as well as decreases in the following: credit quality; real estate property values; and the marketability of real estate. A continued weakening of the real estate market or employment levels in Idaho and the Northwest could also cause increases in the number of borrowers who default on their Loans and cause a reduction in the value of the collateral securing their Loans, which in turn could have an adverse affect on our asset quality and profitability.

8. Environmental factors or natural disasters could affect us by damaging the property we hold as collateral to the point that clean up costs could exceed borrower or insurer capacities.

Any adverse economic or business developments could be compounded by environmental factors, natural disasters or civil disturbances, such as earth quakes, hurricanes, floods, eruptions or riots could result in uninsured damage and losses in the value of the real estate that secures our Loans. These occurrences which are outside of the Company's control could also negatively affect borrowers' ability to make principal and interest payments on the underlying Loans. Furthermore, current uncertain geopolitical trends and negative economic trends including uncertainty related to economic growth, financial markets, government spending, bank regulation, partial or full nationalization of competitors and increased unemployment, may negatively impact businesses in our markets.

If upon foreclosing on real property which secures a Loan, our company may become liable for cleanup of hazardous waste on the property. Even though we might be entitled to indemnification from the person that caused the contamination, there is no assurance that the responsible person would be able to indemnify us to the full extent of any such liability. Furthermore, such environmental cleanup may create additional court and administrative expenses which our company may not be indemnified against. While the short-term and long-term effects of these events remain uncertain, they could adversely affect general economic conditions, consumer confidence, and market liquidity or result in changes in interest rates, all of which could have a negative impact on banking and our company.

9. Our Loan originations are highly concentrated in certain types of Loans within local geographic areas. Performance on our loans will be largely dependant on the Northwest economy and real estate conditions. Deterioration to any concentrated loan type or the Northwest economy could adversely affect the performance of our loan portfolio.

Our Loans are secured by real estate and personal guarantees from Idaho and the Northwest. A significant portion of our Loans are construction, property acquisition, and commercial real estate Loans. Our ability to continue to originate such Loans may be impaired by adverse changes in the local and regional economic conditions. The value of the real estate markets in this area may decline, the sources of funds may diminish and the area may be affected by damaging acts of nature. Due to the concentration of real estate collateral in these areas, these events could have a material adverse impact on the value of our collateral, resulting in losses, delinquencies, and possibly Loan defaults. As a result, the conditions in Idaho and the Northwest's real estate markets and economy can materially impact the ability of our borrowers to pay their Loans; while also affecting the value of the collateral securing such Loans. Our company would be negatively impacted if customer demand for Loans in Idaho and the Northwest declined as a result of a weakened regional economy in this area.

We have identified real estate, construction, land development, and commercial real estate Loans primarily in the Northwest where economic activity is based heavily on mining, timber, agriculture and technology and are therefore areas which can be subject to economic downturns. Many of these types of Loans carry greater risk of payment default and loss than many other classes of Loans. In the event of defaults increase substantially over present levels, our interest income would decrease, operating expenses would increase and as a result our earnings would be reduced.

10. Real estate secured loans involve more liquidity risk because commercial real estate assets typically have a 6-12 month sales period and cannot be expected to liquidate within 24 hours.

Real estate secured Loans generally involve a higher degree of risk than other types of financing, primarily because the collateral may be difficult to obtain or liquidate in the event of default. If a commercial real estate loan is not performing there are several different avenues to remain whole on the loan balance and interest due. Some of the methods used to remain whole on the loan in place include short sales, deed in lieu of foreclosure, loan modifications and/or extensions and foreclosure. All instances of non performance create additional processes and procedures creating additional time to liquidate the underlying collateral or loan. Even if the property is performing but the loan is maturing there may be additional timing to payoff the existing loan from a refinance and/or sale of the real estate collateral. Construction lending is subject to risks, including, but not limited to, construction delays, cost overruns, fraud, insufficient collateral or declines in collateral values, an inability of the borrower to sell the collateral and the inability to obtain permanent financing in a timely manner. Commercial and construction loans are typically more expensive to originate than other real estate loans. As a result, our operating expenses are likely to rise if we increase our lending in these areas or the market for commercial and construction loans continues to experience further deterioration. Additionally, because of our business mix, we are likely to experience higher levels of Loan losses in these areas than we would if our business plan emphasizes Loans with less risk. There can be no assurance that our business strategy will be successful or that our Loan portfolio yields will sufficient to offset high levels of expense and losses from commercial and construction Loans.

11. Liquidity disruptions in the financial markets. If investors or borrowers can not access or have declining levels of liquidity it may adversely affect our ability to attract investor funds and lines of credit and to attract borrowers with sufficient down payment funds or sufficient funds to payoff loans when due.

Financial liquidity has been disrupted as the credit quality of real estate assets in the United States has deteriorated over the past three (3) years. This has been caused by a number of factors, including slowing real estate sales, increased levels of real estate inventories, mortgage delinquency rates nationally, and questionable business practices among certain mortgage originators and financial institutions. This has led to a general decrease in credit quality nationally and has adversely impacted capital markets in real estate. As a result there has been a broad-based liquidity shortfall throughout the global financial system and financial markets have had an aversion to risk. This has cause a decline in real estate credit availability. Accordingly, some of our Loans, collateral values and other assets may be affected by difficulty in obtaining credit. This could lead to additional borrower expenses associated with obtaining Loans and more losses for our company.

12. If the Cash Reserve Allocation account is not adequate to cover actual Loan losses, our earnings will decrease thereby decreasing the return we can pay to investors.

The risk of nonpayment of Loans is inherent in all lending activities. Loan nonpayment, if it occurs, would negatively impact our earnings and our overall financial condition. The actual amount of future provisions for Loan losses cannot be determined ahead of time. We may not allocate sufficient funds to account for such Loan defaults and the amount of Loan nonpayment may substantially exceed amounts incurred in the historical past periods for companies similar to ours. The Company cannot accurately predict the actual loan losses, if any, that may be incurred on loans it funds. A loan loss reserve of 0.625% has been estimated based on the following potential changes in the original underwriting of loans that could occur: changes in collateral, changes in lending policy/underwriting practices, national and local economic conditions, staff/depth experience (workout experience), change in loan review and oversight, impacts and effects of concentration, and effect of competition legal and regulatory changes. Actual loan losses may be greater or less than the reserve. Investor return will be negatively impacted if actual loan losses exceed the reserve. If the loan portfolio performs at a level where there is excess available cash in the Loan Loss Reserve, then all investors will receive pro-rata distributions of the excess cash which will positively effect investor return.

13. We are subject to liquidity risk. Lack of liquidity could affect our ability to accommodate liability maturities, distribution withdrawals, contract obligations, fund asset growth, and new business transactions.

Market conditions, failure of counterparties or other events could negatively affect the level or cost of liquidity. This liquidity risk could affect our ongoing ability to accommodate liability maturities, to allow distribution withdrawals, to meet contractual obligations, to fund asset growth, and participate in new business transactions at a reasonable cost and in a timely manner without adverse consequences. Although our management group has implemented strategies to maintain sufficient and diverse sources of funding for our company to accommodate for substantial, unexpected and/or prolonged changes in the level or cost of liquidity, the lack of liquidity and cost of liquidity could have a material adverse affect on our cash flow, ability to operate smoothly and our company's financial condition.

14. Changes in market interest rates could adversely affect our earnings. Increased competition could adversely affect loan pricing including net interest income.

Changes in real estate market interest rates impact the level of Loans in our portfolio; the credit profile of existing Loans; and the rates received on new Loans. One of our primary sources of income from operating our company is net interest income. Net Interest Income is equal to the difference between the interest income received on interest-earning assets and the expense incurred in connection with interest-bearing liabilities. These rates are sensitive to many factors beyond our control, including domestic and foreign economic conditions and the monetary and fiscal policies of governmental and regulatory authorities. Our net interest income could be significantly affected by changes in market interest rates.

15. Current or elevated levels of competition may continue to adversely affect our ability to attract and retain customers. Because we have fewer financial and other resources than many of the institutions with which we compete, we may be limited in our ability to attract customers.

Banking and financial services businesses in our markets are competitive. Competition in the banking, real estate, and finance industries may limit our ability to attract and retain customers. We face competition from banking and financial institutions, financial service companies and out-of-state financial intermediaries that have opened Loan production offices within our market areas. There has been a general consolidation of financial institutions in recent years, which has resulted in new and sometimes larger competitors in our market areas, who may have greater resources which provides these companies with a greater marketplace advantage. There has also been a significant amount of recent financial innovation that has led to the creation of new products and services that are competitive to those we offer. This may pressure us to reduce our underwriting criteria or consider less favorable pricing.

Since our competitors include major financial companies whose greater resources sometimes provide them with a marketplace advantage. Areas of competition include interest rates on Loans and deposits, staffing, and the range and quality of services provided. Because we have fewer financial and other resources than many of the institutions with which we compete, we may be limited in our ability to attract customers.

16. Loan payoff. The failure of our company to receive timely and complete payoffs for its current and future Loan portfolio will adversely affect the repayment of the original capital of all Class AAA Units investors.

The failure of our company to receive timely and complete payoffs for its current and future Loan portfolio will adversely affect the repayment of the original capital of all Class AAA Units investors. Borrowers may be faced with a decline in buyer demand for real estate, and elimination or reduction in refinance options, both of which will adversely affect their ability to pay off the Loans in a full and timely manner, which would decrease our profits.

17. Borrower credit deterioration. The Borrowers credit could deteriorate during the term of the loan which could adversely affect the loans performance and cause us to incur losses.

We strive to insure that initial borrowers' or guarantors' FICO credit scores are 700 or greater at time of funding. However, during the term of the Loan, the credit of any borrower or guarantor may deteriorate to levels below 700 and may in fact file bankruptcy. In those cases, our risk of incurring losses due to legal costs, transaction costs, holding costs and improvement costs increases.

18. Allowance for Loan losses. If actual loan losses are greater than anticipated it could have a material adverse affect and impair the financial condition of the fund.

A significant source of risk for our company arises from the possibility that losses could be sustained because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their Loans. While we expect to make reasonable provisions for Loan losses based upon general market conditions, our loss history, market outlook, and the overall risk level of our portfolio, we may have unexpected losses that could have a material adverse affect on our business operations, cash flow and overall financial condition. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond our ability to predict, influence, or control.

The appropriate level of Loan loss allowance is difficult to determine and the process is based on numerous assumptions. The amount of future losses is susceptible to changes in the economic environment and other conditions beyond our control. These Loan losses may exceed our capital reserve accounts and we may have adequate funds to cover actual Loan losses. Future provisions for Loan losses could materially and adversely affect our business, its operations, cash flow, financial condition, and ability to make returns to investors.

19. Title and casualty insurance. We rely on title insurance carriers assurances for clear title. Errors in title insurance could impact the market value of real property securing our loans. If title is not clean than additional costs may be incurred and adequate security for our loans could be jeopardized. Insufficient insurance coverage and random acts of nature could adversely affect real property securing our loans. If uninsured or underinsured and a casualty were to occur it could impair the value of the real estate securing our loans.

Our Company's goal is to obtain a first lien position in the real estate upon which a Loan is made. Our ability to obtain a first lien position may be jeopardized by prior owners, suppliers, subcontractors, easements, and other lien claimants and other errors. We solely rely on title insurance carriers to provide assurance and insurance for any and all disputes regarding title and insuring our rights to foreclosure and obtaining the first proceeds from any sale of the real property. Not all insurance policies insure against defects that are disclosed as title exceptions in the title commitment or against prescriptive rights, persons with unrecorded interests in the real estate, survey errors, and similar defects that do not appear on the public real estate records. Such errors in the title insurance could adversely impact the market value of the real property securing a Loan.

Borrowers will be required to obtain, for the Company's benefit, insurance covering the property and any improvements to the property collateralizing the Loan. The insured amount is intended to be sufficient to cover the cost of replacement in the event of a casualty. However, the amount of insurance coverage maintained for any property may not be sufficient to pay the full replacement cost following a casualty event. In addition, the rent loss coverage under such an insurance policy may not extend for the full period of time a tenant may be entitled to rent abatement or that may be required to completely restore real property following a casualty event. Moreover, there are certain types of losses, such as those arising from earthquakes, floods, hurricanes and terrorist attacks, that may be uninsurable or that may not be economically insurable. Changes in zoning, building codes and ordinances, environmental considerations and other factors may make it impossible for the borrower or our Company, as the case may be, to use insurance proceeds to replace damaged or destroyed improvements at a property. If any of these or similar events occur, the amount of insurance coverage may not be sufficient to replace a damaged or destroyed property, or sufficient to repay the full amount due on all Loans collateralized by such property. As a result, the value of the real estate may decline and our Company's financial position in the market could decline.

20. Risk of Fraud. Fraudulent Borrowers may lead to insufficient collateral coverage on our loans and loan payment delinquencies.

Although we will have underwriting procedures to protect against fraud and title insurance policies may provide insurance coverage in some situations, there is some risk that a potential borrower will defraud us in connection with a Loan. In such situations we may have no real property or other collateral securing repayment of a Loan, and we may only have recourse against the defrauding parties who may own limited assets. In such situations, we may incur significant losses in connection with Loans that were extended based upon borrower's misrepresentations and potentially fraudulent statements.

21. Transaction structure risks. Lack of sufficient returns from our loan portfolio could force liquidation of real property at lower than normal market valuations.

While we have created a structure that places the Class AAA Unit holders with having a first priority payback and a first priority earnings distributions, there are numerous risks based upon the structure of this transaction. For instance, our ability to cover operating expenses and ultimately to repay the original principal invested by Class AAA Unit holders depends, in significant part, upon our ability to maintain a performing Loan portfolio that generates a return that is greater than its expenses. If we are unable to generate sufficient cash flows from our assets, then our assets may need to be liquidated in a distressed sale which will result in significantly lower realized proceeds than the book value of our assets. We believe, but cannot guaranty, that the liquidation value of our assets will be sufficient to repay Class AAA Unit holders their investment.

22. Reliance on Manager to make decisions. The loan portfolios performance will largely be reliant on IMTCFC, LLC management of the fund.

The Manager, IMTCFC, LLC, determines the management of the Company and its policies with respect to its activities, including its strategy for funding Loans, operating policies, and selling real estate. These policies may be changed from time to time at the discretion of the Manager without a vote of the Class AAA Unit holders. Class AAA Unit holders will not be permitted to take part in the management of the Company. Prospective investors should not invest in the Company unless they are willing to entrust the selection, negotiation, and consummation of investments in Loans and the sale of real estate to the Manager. Prospective investors must be willing to bear the risk that the terms of the Loans in which we may acquire an interest cannot be identified at this time. Therefore, investors will not be able to evaluate the merits of the individual Loans which we may acquire an interest in the future. In particular, investors must understand that the rate of return on their investment in such Loans is not known at this time; but such return is projected to be between 6% and 12%.

23. Conflicts of interest. There is common ownership with IMTCFC, LLC and Idaho Mutual Trust, LLC. If management of IMTCFC, LLC does not focus sufficient attention and diligence to the fund due to its relationship with Idaho Mutual Trust, LLC it could negatively impact the performance of the fund.

The Manager, and its affiliates, engage in other activities outside of the Company that could cause conflicts of interest. The principals of the Manager, and its affiliates, are employed independently by the Company and are engaged in activities other than this Offering. Tom Buuck has ownership interests in IMTCFC, LLC and Idaho Mutual Trust (the third-party party service company operating the Company's fund). The Company, and its affiliates, will have conflicts of interest in allocating time, services, and functions between various existing and future enterprises. The Manager's affiliates may organize other business ventures that may compete directly with the Company. Further, the Company and its affiliates have common ownership and management personnel which may result in material conflicts of interest to the possible detriment of the Class AAA Units. It should also be noted Idaho Mutual Trust will be used for the Offerings' Loan processing and Loan servicing. Tom Buuck is the Chief Credit Officer and Principal of Idaho Mutual Trust. Michael Hendrichs has ownership interests in IMTCFC, LLC and provides commercial Loan brokerage services on behalf of Idaho Mutual Trust.

The Key Persons of the Company will not devote their entire time on Company affairs. The Key Persons own, manage or are otherwise involved in multiple entities that require their time.

24. Additional debt. IMTCFC, LLC, may use a line of credit collateralized by the loan portfolio to improve investor returns. If property valuations decline below the loan amount given by fund loans then senior loan rights may negatively impact our collateral position.

We may enter into an agreement with another financial institution to provide a line of credit for purposes of funding new Loans or for funding value enhancements for real estate we own. If a line of credit is obtained, it will be secured by the Company's Loan portfolio or by other assets of the Company based on a low leverage ratio (debt-to-worth ratio) of no greater than 0.20:1.0. For example, if the equity of the Company is $1,000,000.00, then the maximum line of credit available to the Company would be $200,000.00. Any debt would be no recourse as required by the Class AAA Unit holders of the Company. Any recourse related to a line of credit would be provided by the members of IMTCFC, LLC and not by any Class AAA Unit investors of the Company. The line of credit issuer may have certain rights in its loan documents that provide it with senior claim rights against the Company's assets which would negatively impact the equity value of the Class AAA Unit holders in the event the debt was defaulted or if the Company was required to liquidate its assets to pay the debt in full within in a short period of time.

25. Limited liquidity; absence of public market; market value. There can be no assurance, and it is unlikely, that a secondary market for the Class AAA Units will develop. If the Manager of the fund or any other investors are unwilling to purchase an investors ownership from an investor wanting to sell then there could be a discount needed to provide liquidity for the investment.

The Class AAA Units will not be listed on any national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Class AAA Units constitute new issues of securities with no established trading market. Furthermore, it is not anticipated that there will be any regular secondary market following the completion of the Offering of the Class AAA Units. Therefore, an investment in the Class AAA Units should be considered nonliquid. In addition, even in the unlikely event that a secondary market for the Class AAA Units were to develop, no assurance can be given that the initial offering prices for the Class AAA Units will continue for any period of time. The market value of the Class AAA Units might be discounted from their initial offering prices, depending on prevailing interest rates, the market for similar securities, and other factors. Accordingly, the Class AAA Units should be purchased for their projected returns only and not for any resale potential, which may or may not exist.

26. Risk of Company's related party lending and thin capitalization. We will not have sufficient assets beyond our interest in the secured Loans we make, if any, to make payments on the Class AAA Units.

A. We are a newly formed Delaware Limited Liability Company formed to issue the Class AAA Units and provide secured financing for investments in real estate. Since we are newly formed, it is thinly capitalized. Because of the thin capitalization, we will not have sufficient assets beyond our interest in the secured Loans we make, if any, to make payments on the Class AAA Units.
B. The Company will not lend money to any individuals who are members of the Manager or members of entities of the Manager. However, the Company may lend money to affiliate companies or other companies referenced in this Circular under terms and conditions equal to more or more stringent than regular underwriting guidelines and policies stated in paragraphs B, C, and D of section 2 below and at rates equal to or higher than the average weighted interest rate charged to borrowers in the entire portfolio of loans held by the Company

27. Absence of Class AAA Unit rating. No debt rating is anticipated for comparison purposes.

We have not applied and do not intend to apply to any creditworthiness rating agency for a rating on the Class AAA Units. Therefore, any comparison made or conclusion drawn regarding the nature and type of the Class AAA Units, as opposed to a rated debt obligation, would be made at the risk of each prospective investor.

28. Absence of third-party registrar and trustee. Reliance is on the Manager to invest proceeds wisely and profitably.

We, as the designated registrar, will maintain the Class AAA Unit Register and record all transfers of Class AAA Units. There will not be any third-party trustee for the Class AAA Units. Class AAA Unit holders will rely upon the Manager to invest the Class AAA Unit proceeds wisely and profitably.

29. A general economic downturn, regional economic softness or properties securing the Loans could adversely affect the economic performance of our Loans. Operating performance of real property could be affected by economic conditions which could impact related debt service and/or property value upon foreclosure.

Prospective Class AAA Unit holders should be aware that periods of weak economic performance in the United States could adversely affect the real properties that secure our Loans. In addition, softness in a regional or state economy could materially and adversely impact the actual or projected rental rates and operations of properties in that area. Therefore the ability to sell these properties on favorable terms may decline. If the tenants in the real properties securing our Loans do not renew or extend their leases or if such tenants terminate their leases, our operating expenses for these properties would increase because tenants would not reimburse us for such expenses and any revenue generated by these properties would end. We would consider these properties to be expenses or liabilities rather than assets.

30. Private offering and liquidity risks.

A. Maximum Proceeds May Not Be Raised. A minimum of $500,000 will be needed until the fund breaks escrow and begins investment activity. During the escrow time period funds will earn the going money market rate of interest. If $500,000 is not raised by November 1, 2012, all monies will be returned to the investors; unless extended by a 100% affirmative vote of the Manager AND all current investors.

We are seeking gross proceeds from this Offering of a minimum of $500,000.00 and up to a maximum of $5,000,000.00 ("Maximum Offering Amount"). There can be no assurances that the Maximum Offering Amount will be raised. We may terminate the Offering at any amount below the Maximum Offering Amount in our sole discretion. Initial proceeds from the first $500,000.00 ("Minimum Offering Amount") raised will be held in escrow and will earn a money market rate of return until the Minimum Offering Amount is reached. If the Minimum Offering Amount is not reached by November 1,

2012, then the initial proceeds will be returned to investors with accrued money market interest unless extended by a 100% affirmative vote of the Manager AND all current investors.

B. Determination of Class AAA Unit Price. The $1.00 unit price has been arbitrarily determined and is not related to book value or earning valuations.

The purchase price of the Class AAA Units has been arbitrarily determined and is not the result of arm's-length negotiations. The price of the Class AAA Units was determined primarily by the capital needs of the Company and bears no relationship to any established criteria of value such as book value or earnings of the Company, or any combination thereof. Further, the price of the Class AAA Units is not based on past earnings of the Company. No valuation or appraisal of the Company's potential business has been prepared.

C. Regulation A and Blue Sky.

The Class AAA Units are being offered in reliance with Regulation A of the Securities Act of 1933. If the Manager or the Company should fail to comply with the requirements of Regulation A, Class AAA Unit holders may have the right to rescind their purchase of the Class AAA Units. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Class AAA Units will be offered. If a number of Class AAA Unit holders were successful in seeking rescission, the Company and the Manager would face severe financial demands that would adversely affect the Company as a whole and, thus, the investment in the Class AAA Units by the remaining Class AAA Unit holders.

D. No Legal Representation of Class AAA Units.

Counsel for the Company in this Offering is representing the Company, the Manager, and their affiliates, and does not represent and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Class AAA Units in any respect.

E. Loss on Dissolution and Termination.

In the event of dissolution or termination of the Company as provided in the operating agreement of the Company, the proceeds realized from the liquidation of the Company's assets will be distributed among the Class AAA Unit holders, members, and certain amounts owed to the Manager, or its affiliates, but only after the satisfaction of the claims of the Company's third-party creditors. The ability of a Class AAA Unit holder to recover all or any portion of their investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from the liquidation and the amount of claims to be satisfied there from. There can be no assurance that the Company will recognize any gains or realize net proceeds from the liquidation of such assets.

F. Limitation of Liability/Indemnification of the Manager.

The Manager, and its attorneys, agents, and employees will not be liable to the Company or its members for errors of judgment and other acts or omissions not constituting gross negligence or willful malfeasance as a result of certain indemnification provisions in the operating agreement of our Company. A successful claim for indemnification would deplete our assets by the amount paid.

G. Potential Losses from Operations.

In the event of losses from operations, the Manager will determine if it is a short term event or viewed as a long term issue created from market conditions. If losses are determined to be short term, the Manager will attempt to continue to operate the fund as described with the expectation of adequate performance. If losses are determined to be long term in nature (greater than one (1) year) the Manager will seek the best opportunity to make the investors whole. Potential solutions may include restructuring of credit facilities, deed in lieu of foreclosure, foreclosure, sale of the notes, and sale of securitized assets.

31. We may not be able to replace key members of management or attract and retain qualified employees in the future. The loss of key personnel without replacement of similar skill sets and performance could adversely affect us.

Our ability to succeed relies extensively on the experience, relationships and expertise of the members of IMTCFC, LLC. We depend on existing management and third-party servicers to carry out our business strategies. There can be no assurance that these individuals will remain employed by or associated with the Company, or otherwise continue to be able to carry on their current duties throughout the term of this Offering. The loss of key management and/or Idaho Mutual Trust as a third-party servicer could impact the performance of the Company's fund. The Offering's performance is largely dependent on the extensive real estate and loan experience of the individuals as described in the Directors, Executive Officers, & Significant Employees section below. The loss of the services of key management personnel, third-party servicers, or the ability to recruit and retain qualified employees in the future, could have an adverse affect on our operations and/or financial condition.

32. Reliance on third party service providers. If an interruption were to continue for a significant period of time, our business, results of operations, and financial condition could be materially adversely affected.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services, or fail to comply with regulations. We depend and will continue to depend to a significant extent on a number of relationships we've fostered with third-party service providers. Specifically, we utilize loan processing, loan funding, payment servicing, and accounting, as well as the software and hardware systems from third-party service providers in our loan processing and Web hosting. If these third-party service providers experience difficulties or terminate their services and we are unable to replace them with other qualified service providers, our operations could be interrupted.

33. The network and computer systems on which we depend could fail or experience a security breach. Any network or computer system damage or failure to operate correctly that causes interruptions could have a material adverse affect on our business, its operations, and financial condition.

Our computer systems could be vulnerable to unforeseen problems. Since we conduct part of our business over the Internet and outsource several critical functions to third-parties service providers, we depend to some degree on the ability of these providers to protect our computer systems and our network infrastructure against damage from fire, power loss, telecommunications failure, mechanical failure, software errors, operator errors, physical break-ins and similar catastrophic events. Any network or computer system damage or failure to operate correctly that causes interruptions could have a material adverse affect on our business, its operations, and financial condition.

THE BUSINESS OF THE COMPANY

1. We do not currently conduct business.

We currently do not conduct operations. As soon as we reach our Minimum Offering Amount from the Offering, we will begin conducting operations. The Company is dependent upon the expertise and experience of Idaho Mutual Trust, LLC. Idaho Mutual Trust was formed in 2003 and has funded over four hundred fifteen (415) loans totaling in excess of $170,000,000 in loans on its own balance sheet. The Company will have a Loan Servicing Agreement with Idaho Mutual Trust, LLC which will provide loan origination, loan funding, loan servicing and accounting services to the Company. Costs and fees associated with the agreement are only incurred by the Company when loans are funded. The benefit of the agreement is that it reduces fixed costs such as employee salaries, occupancy costs, and equipment costs which would normally be incurred if the Company would not have the Loan Servicing Agreement in place. The Section titled CAPITALIZATION subsection 6 details the agreement. The agreement allows the company to fully utilize investor capital to fund loans instead of using investor capital to pay start up and operating cost expenses of the Company.

Idaho Mutual Trust presently provides loan origination, loan funding, and accounting services to two other entities. In the past two (2) years, Idaho Mutual Trust has funded twenty seven (27) loans in excess of $5,000,000 with no delinquencies and no losses as part of its Loan Servicing Agreements with these two companies. Presently, Idaho Mutual Trust has a waiting list of borrowers and loan opportunities to fund.

In the event the Company only raises the minimum $500,000 and does not raise anymore capital during the life of the Company, the Company projects that investors should only expect to earn the minimum 5% return or less. The Company does not project any scenario where an investor would earn more than 5.50% if only the minimum capital amount is raised and in fact will likely earn 5% or less. The Company can operate for its duration with only $500,000 in total capital raised due to its Loan Servicing Agreement with Idaho Mutual Trust, LLC which limits the fixed costs of the Company. In the event operating income is not sufficient to pay operating expenses in any given year, the Manager or its affiliates will lend money to the Company. Any loaned funds from the Manager or its affiliates will be paid back from future net profits and not from investor capital. Investor capital will not be used for operating expenses or start up costs.

A. Milestones

The Company operating Proforma is referenced on page 46. All assumptions of the Proforma are included in the exhibit.

The Company expects to raise the Minimum $500,000 on or before November 1, 2012. The Company projects it can fund an average of seven (7) loans per year if it is only capitalized with the minimum $500,000. The Company will seek a line of credit with a financial institution to provide additional capital for funding loans. The line of credit will not be used for funding operating expenses. Any line of credit availability will be used solely for funding loan advances. The Company, through its Loan Servicing Agreement with Idaho Mutual Trust, will have a reliable source of loan funding opportunities. The Company believes that raising the minimum of $500,000 will be sufficient to sustain business operations for the duration of the Company without using any investor capital for operating expenses.

The Company expects to raise $5,000,000 on or before June 30, 2014. At such time the Company raises $5,000,000 the Company projects it can fund an average of sixty eight (68) loans per year. The projected, but not guaranteed, return on investor capital is 7.85% once the Company is fully capitalized. The Company projects it does not need to reach any level of funding above the minimum $500,000 in order to sustain operations. The Company is not engaging an independent feasibility study or market demand analysis to determine its product and pricing acceptance in the market place. The Company is basing its product type and pricing upon the current expertise of the Manager and the current funding demand of its loan servicer.

<u>Objective 1: Raise $500,000 in minimum Capital by November 1, 2012.</u>

The company projects that raising $500,000 in capital will be sufficient to provide the necessary funds to generate positive net profit (see attached Proforma F/S). The company benefits from its Loan Servicing Agreement with Idaho Mutual Trust that reduces fixed start up costs. Michael Hendrichs is responsible for generating investor contact and investor funded commitments. The Company believes that Michael Hendrichs has sufficient existing relationships to raise the minimum $500,000 prior to November 1, 2012. Delays in achieving the Minimum $500,000 will result investor earnings not exceeding money market rates projected at 0.15% as investor money sits in money market accounts until achieving minimum. If the Minimum $500,000 is not raised by November 1, 2012 then investor capital returned with only earnings accrued in the money market account, unless extended by a 100% affirmative vote of the Manager AND all current investors.

Objective 2: Fund three (3) loans totaling $500,000 within ninety (90) days of completion of the Minimum Raise.

The Company's loan servicer, Idaho Mutual Trust, LLC, has five (5) borrower requests as of January 2012 that meet the Company's loan guidelines. If the Company had raised its $500,000 as of January 2012, it would be able to fund loans and begin generating gross income within thirty (30) days. The Company projects this loan demand will be available during the period until November 1, 2012 (see Risk Factors section which may alter market and company projections). The Manager of the Company will be responsible for managing the loan servicing agreement with Idaho Mutual Trust to insure loan opportunities are fairly presented. Delays in funding loans totaling $500,000 will result in investor capital remaining in money market accounts which will cause probable yields to be less than 5% as the low money market rates deteriorate the weighted average earnings on loans funded. Investors should not expect to receive the minimum 5% yield if capital is not readily deployed into performing new loans and would likely see yields below 4%.

Objective 3: Raise $4,500,000 in capital between November 1, 2012, and June 30, 2014.

The Manager will be responsible for engaging and generating investor interest and investor funded commitments in order to raise the Maximum Offering amount. The Company projects that it can maximize investor return by raising the Maximum Offering amount. Raising additional capital to fulfill the $5,000,000 offering will provide the Company with benefits of scale resulting in higher projected returns to investors. If the Company does not raise the Maximum offering of $5,000,000 the probable investor yields will be less than the projected 7.85% return if the Company had been fully capitalized;

Objective #4: Fund loans in amounts commiserate with the offering proceeds raised.

The Company projects that funds sitting idly in money market accounts will inhibit investor returns. As the Company raises additional funds above the Minimum Offering, it will be selectively fund loans within its underwriting guideline parameters. The Manager will be responsible for managing its relationship with Idaho Mutual Trust and managing direct relationships with borrowers who have a need for financing offered by the Company. The Company projects, based upon the available loan requests that its loan servicer Idaho Mutual Trust has in its pipeline, that the Company will be able to sufficiently deploy its capital into loan fundings that meet its underwriting guidelines. If the Company is not able to fully and continually deploy capital into performing loans, then idle capital will sit in money market accounts earning projected returns of 0.15% which will decrease the projected return to investors. If the entire capital of the Company is sitting in money market accounts investors should respect a probable return of 0.15%. If the entire capital of the Company is fully funded in performing loans, investors should expect to receive returns above 5%; and

Objective #5; On or before December 31, 2016, the Company will stop funding loans and will wind down its operations which will focus on receiving loan payoffs as they become due and distribute investor capital account balances pro-rata.

The Company's loan servicer will be responsible for the receipt of loan proceeds, and the Manager of the Company will be responsible for the pro-rata distribution of investor capital. All stoppage of loan funding is within the control of the Company and there is no projected scenario that would prohibit the Company from stopping loan funding as of Dec 31, 2016. Investor capital will be returned pro-rata as loans payoff. The Company cannot guarantee that all loans will payoff when due. Loans that do not payoff when due or that require foreclosure will likely cause delays in returning capital to the investors and will likely cause reduced earnings paid to investors.

2. Our business will be loaning money.

The Company will lend money primarily to builders, real estate professionals, small businesses, and borrowers with real estate or construction related expenses. The Loans will be secured by a security interest in commercial real estate. The Loans will usually have a maturity of twenty four (24) months or less. Interest rates charged on the Loans will usually be from 6% to 12%. The Company will receive its primary income from the interest paid on such Loans.

Upon raising the Minimum Offering Amount, we will begin to fund Loans and receive fee and interest income from these Loans. Interest payments are typically collected monthly via ACH (auto-debit) from borrowers' bank accounts or from a pre-funded interest reserve account. Occasionally, borrowers are allowed to send monthly check payments in directly to the Company. All Loans will be located within the United States and secured by a deed of trust or mortgage, as applicable. We primarily serve commercial real estate loans in the Northwest portion of the United States. This region includes the following states of Washington, Oregon, Idaho, Montana, Utah and Wyoming. We will never fund any Loans in Nevada, California, or Arizona. The majority of our Loans will be within the state of Idaho. We will underwrite and qualify all Loans to determine suitability.

It is in the Company's opinion that the proceeds of the Offering will satisfy the Company's cash requirements. The Company may, if it is needed, obtain a line of credit for its loan funding needs.

A. Regulation.

There are no federal regulations that dictate the loan funding process or underwriting procedures or default relief actions for borrowers for the Loans we make because our Loans are for commercial purposes only. We do not make consumer loans or consumer financed loans or loans that enable borrowers to purchase items for personal or household use. Likewise, since our Loans are commercial in nature, we are not subject to the current state laws for consumer settlement statement disclosures, good faith estimates or loan document content in any of the states that the Company anticipates conducting business.

B. Investment Criteria for Our Loans.

The following is the general investment criteria and underwriting parameters used for proceeds of the Offering. One of the strengths of our loan funding philosophy is to be able to be flexible and meet the needs of borrowers, The underwriting guidelines and policies that are strict are: 1) 75% loan-to-value maximum at time of funding, 2) 1st Deed of trust liens are mandatory, 3) we will maintain an average portfolio credit score of seven hundred (700) or greater on weighted average basis for the primary borrower/guarantors, and 4) the maximum loan maturity at time of funding will be three (3) years All of the other criteria below are guidelines that will be flexible. We may or may not weigh all or any of the other factors listed below.

i. Borrowers:
   a) Must have real estate or construction related experience.
   b) Other Developers and Real Estate professionals.

ii. Credit Factors:
   a) Borrower profitability and cash flows.
   b) Current Borrower leverage.
   c) Projected cash flow and leverage.
   d) Borrower liquidity.
   e) Borrower true cash equity invested in the property.
   f) Target weighted average credit score of seven hundred (700) for the portfolio.

iii. Real Estate Factors:
   a) Location. The Company will lend in any area and will not have population restrictions or rural/urban restrictions. The location of the property is considered in relation to its use, access, competition, topography, and amenities.
   b) Viability of project. The cost and amenities of a project is analyzed in relation to its use, market sales comparisons, and its ability to generate cash flow or a direct sale.
   c) Entitlements. Entitlements typically refers to the zoning, permitted use, and access of a property. Flexibility of entitlements and the scarcity or availability of entitlements are typically evaluated in the loan decision.
   d) Cost. Cost is one measure of value. Cost also is an indicator of how much true cash equity a borrower has into the property.

iv. General Underwriting Parameters:
   a) LTV

i. Up to 75% LTV on 1st position (based on value at the time of funding).

b) Terms

i. Up to thirty six (36) months (4-9 months anticipated).

v. Security for Loan

a) 1st Deed of Trust or Mortgage, as applicable (required).

b) 2nd Deed of Trust or Mortgage, as applicable for additional collateral (see Loan Underwriting below).

c) Personal Guaranty, as applicable.

d) LLC Guaranty.

e) Corporate Guaranty.

vi. Structure

a) Interest Only (interest payable monthly with principal due at maturity).

b) Interest Reserves (with loan principal due at maturity).

c) Principal and Interest (with loan principal due at maturity).

vii. Fees

a) Origination Fees (1%-4%).

b) Extension Fees (1%-4%).

c) Other customary closing fees such as documentation, title, escrow, recording, currier, public records, appraisal, auto debit and other fees.

viii. Documentation requested may include the following:

a) Borrower Financial Statements.

b) Personal Financial Statements.

c) Property Operating Statements.

d) Budgets.

e) Title.

f) Survey.

g) Environmental.

h) Appraisal.

i) Leases and Rent Rolls

j) Plat Maps

k) Construction Drawings

l) Insurance Binders

C. Securitization of losses.

We are a real estate based lender. The primary source of principal repayment is from the sale or refinance of real property. The credit capacity of the borrower and any guarantees the borrower makes are secondary sources of repayment. Our maximum loan-to-value ("LTV") ratio is 75% at the time of funding of the Loan. The value of properties owned by borrowers will fluctuate during the Loan term. Our goal is to have a Loan portfolio with a weighted average LTV of 65% or less.

i. Collateral: We secure our Loans with a deed of trust or mortgage on the underlying property. We require title insurance on all Loans. Other collateral or liquid assets may be pledged as additional collateral or as additional equity into a loan deal for a borrower. We will always be in a first lien position on real estate. In some cases additional collateral of a second lien may be required; but second lien loans will not be funded on a stand-alone basis.

ii. Maturities: Initial Loan maturities are targeted for twenty four (24) months or less. In some cases, a borrower will need an extension to allow time for a real estate sale or refinance in which case we will grant extensions.

iii. Property Type: We take a security interest in real estate that is used for investment or business purposes. Such property types may include, but are not limited to, offices, duplexes, apartments, land, subdivisions, self-storage units, warehouses, hotels, single family lots, and construction of homes for sale.

D. Loan Closing and Documentation.

Prior to closing any Loan, we ensure all documentation requirements have been met. This process includes, but is not limited to:

i. Execution of standard documentation. Standard documentation for a Loan would include, among other things, a promissory note, deed of trust or mortgage, UCC-1 financing statement filing, and guaranties (if borrower is an LLC, partnership or corporation).

ii. Evidence of clear title on property and lender's title insurance coverage.

iii. In instances where the property includes building improvements, evidence of satisfactory insurance coverage from an insurance carrier generally required to be rated at least A- by A.M. Best.

iv. Confirmation of site inspection.

E. Competition.

We intend to compete directly against banks and other financial institutions (bank and non bank related lending entities). Some of the bank competition includes, but is not limited to, Wells Fargo, Bank of the West, Key Bank, Mountain West Bank, US Bank, and Zion's Bank. Other non-banking related competitors include, but are not limited to, private organizations such as A10 Capital, Fairway America, and Seattle Funding Group. Timing, efficiency, and customer service will be our greatest competitive advantage. The current real estate lending environment makes it difficult for borrowers to obtain loans. Several lending institutions have been suffering losses which were created by the general economy, poor underwriting of related loans, and corresponding decreased real estate valuations and these lending institutions are unwilling to make loans. This creates an increasing need for financing to facilitate real estate related projects. We will be able to benefit by providing short term liquidity for real estate Loans with appropriate underwriting applied to ensure adequate Loan portfolio performance. Given the experience of our management team, the timing to obtain loan approval and funding will be faster than our bank competition and many other private lenders. Since the Company is not subject to standard banking regulations, the Company may make Loans faster and with less underwriting requirements than required by most banks. Our managers and third-party service providers have real estate experience and expertise that will provide a competitive advantage to the Company.

F. Loans to Related Parties and Affiliates

The Company will not lend money to any individuals who are members of the Manager or members of entities of the Manager. The Company may lend money to affiliate companies or other companies referenced in this Circular under terms and conditions equal to more or more stringent than stated in paragraphs B, C, and D in this section and at rates equal to or higher than the average weighted interest rate charged to borrowers in the entire portfolio of loans held by the Company.

G. Employees.

The Company does not have any employees and the Company does not expect to have any employees within the next twelve (12) months. The Company will contract per the terms of the Loan Servicing Agreement with Idaho Mutual Trust to service Loans so there is no need for employees.

H. Start Up and Operation Costs.

The Company and its Manager will utilize the office space of Idaho Mutual Trust at 12594 West Explorer Drive, Suite 100, Boise, Idaho 83713. The Company does not expect that it will incur any significant costs for start up. The Company does not need to purchase equipment, inventory, or hire employees, The Company's operations will be provided by Idaho Mutual Trust through its Loan Servicing Agreement with the Company.

Any start up costs or operating costs that are incurred by the Company that cannot be paid for from operating cash income, will be paid for by the Manager or its affiliates via a loan to the Company. Any such Manager loan, or loan from its affiliates, will be repaid from future net profits and not from investor capital. There is a risk that the Manager or its affiliates will not be paid back entirely for any loans it extends to the Company. The maximum reimbursement or loan payback to the Manager is established at $100,000.

I. Fees and Expenses.

The Company will charge loan fees to borrowers typically ranging from 1%-4% of the loan amount for each loan funded. These loan fees collected will generally offset the loan servicing costs being paid to Idaho Mutual Trust. The Manager does not charge any fees to the Company for it services. The Company will incur accounting expense for its annual audited financial statements and tax preparation. The Company will incur advertising and marketing expenses paid to third party providers for its loan product advertising and Company branding advertising. The Company expects to advertise via radio, television, newspaper, magazine, billboard, internet, and professional trade organizations and community organizations. The Company may also incur costs paid to Registered Broker Dealers. The projected expenses of the Company are outlined in the Proforma section F/S.

J. Return of Equity.

i. Plan of Operation - First twelve (12) months. Upon the Company raising the Minimum Offering Amount, the Company will begin to immediately conduct business by making commercial real estate Loans. It is the Company's opinion that the proceeds from the Minimum Offering Amount will satisfy its cash requirements. The Company does not anticipate, even if it does not raise any additional funds above and beyond the Minimum Offering Amount, that it would be required to raise additional funds.

3. We may enter into an agreement with other financial institutions to provide a line of credit for purposes of funding new Loans or for funding value enhancement of real estate we owns.

Regulated banks in Idaho and the Northwest, from time to time, offer lines of credit to businesses such as the Company. We will actively seek a line of credit with an FDIC insured institution to provide a funding source for new Loan originations. The line of credit terms are typically one (1) year in maturity at rates of Prime + 0% to Prime + 2.0%. The line of credit typically can be drawn upon and paid down daily at the desire of the Company. The benefit of a line of credit is to provide the Company with liquidity to positively impact the timing needs for funding Loans, while maximizing the utilization of the Company's equity capital. Equity capital sitting in money market accounts is a detriment to the yield that is earned for payout to investors. The line of credit allows the Company to maximize the deployment of the Company's equity capital into assets and Loans that provide a rate of return which may be in excess of 5%. The risk to investors is that the issuer of the line of credit will have certain rights within its loan documents that allow it to have senior claims on certain assets of the Company. If the issuer of the line of credit files a demand upon on the Company for accelerated repayment on a debt, this demand may cause the Company to have to liquidate certain assets at depressed prices, which will result in loss of the Company's Class AAA Unit equity.

PLAN OF DISTRIBUTION

We intend to focus marketing efforts of the Class AAA Units to existing contacts of the members of IMTCFC, LLC and new investor contacts looking to invest in a commercial real estate related investment product.

Michael Hendrichs, 12594 West Explorer Drive, Suite 100, Boise, Idaho 83713, at (208) 639-8165 is the selling agent in this offering. Mr. Hendrichs will rely upon the safe harbor under Rule 3a(4)(1) as an associated person of the Company. Mr. Hendrichs is also the sole member of MJH Investments, LLC, which is a Member of IMTCFC, LLC. Tom Buuck may also participate in the sale of Class AAA units. He will also rely upon the safe harbor under Rule 3a(4)(1).

Financial advisors may be used to help obtain new investors. In the event a financial advisor is used to help facilitate a new investor relationship, a 0.50% annual fee may be paid to the financial advisor as a finder's fee if the financial advisor is a registered broker dealer. Any fee paid to registered broker dealers will be annual recurring. Finders are described as contacts of the selling agent that help provide potential investor(s). Finder's fees will only be paid in the event potential investor(s) provided become investors of this Offering.

The Company will not indemnify Mr. Hendrichs from liability under security laws. Mr. Hendrichs is an employee of Idaho Mutual Trust. Tom Buuck is a member of the Manager of Idaho Mutual Trust.

The Company will not use any underwriters.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Home Federal Bank located at 3405 East Overland Road, Meridian, Idaho 83642, with a telephone number of (208) 468-1700 is an independent banking company, which will be acting as the escrow agent for the proceeds raised up to the Minimum Offering Amount are raised.

Date at which proceeds will be returned to investors by the escrow agent if the Minimum Offering Amount is not raised is November 1, 2012. All proceeds shall be returned to investors along with the money market interest earned while such funds were held in escrow. The Company expects an investor's capital contribution should be returned to them within in ten (10) business days if the Minimum Offering Amount is not raised.

USE OF PROCEEDS

1. The principal purpose of the business.

We intend to use the proceeds from this Offering to provide the Company with a source of funds to make Loans to builders, small businesses, and real estate investors. All of the proceeds from this Offering will be used for this purpose. None of the proceeds from the Offering shall be allocated for any particular purpose other than Loans. In addition to the proceeds from this Offering, the Company will solicit a revolving line of credit from a local or regional regulated bank to provide the Company with liquidity to fund short term loan origination needs. The line of credit will be used to fund new Loans and will not be used for operating expenses. (Also see page 34 for a discussion of the line of credit). The Manager will pay for costs associated with this Offering and the Company shall reimburse the Manager from the Company's net profit . The Class AAA Units return will be the greater of 5% annualized or 80% of the Company's net profit, provided that Class AAA members receive at least a 5% return. For example, if $500,000 is invested, and then Class AAA members receive the first $25,000 in profits (5% return on $500,000 is $25,000). If the profits are less than $25,000 (say $20,789), then Class AAA Members would get the entire $20,789 and the Managers receive zero distribution. If the profits are greater than $25,000 with $500,000 Class AAA units invested, then the Managers would receive the next $6,250 in profits; therefore then if the Company earned $31,250 in profits, the Class AAA members would receive $25,000 (80% of $31,250) and the Managers would receive $6,250 (20% of $31,250) If the Company earned $31,250 or more in net profits, the profits would be allocated 80% to Class AAA and 20% to IMTCFC, LLC. The Manager will not receive its 20% share of the Company's net profit unless the 5% annualized return is first obtained for Class AAA Units holders.

The Company does not anticipate using any of the proceeds from this Offering to discharge any indebtedness, other than sums that the Company may borrow as described above and as described on page 34regarding the line of credit that the Company plans to obtain. The Company does not anticipate that it would use any of the proceeds from this Offering to acquire any assets or assets from any affiliates of the Issuer or their associates.

	Minimum offering 10% of total		Sample Offering 25% of Total		Maximum offering 100% of Total	
	Amount	Percent			Amount	Percent
SOURCE OF FUNDS						
Gross Proceeds	$500,000	100.00%	$1,250,000	100.00%	$5,000,000	100.00%
USE OF FUNDS						
Offering Expenses Selling Commissions and Expenses(1)	$0	0.00%	$0	0.00%	$0	0.00%
Offering Expenses(1)	$0	0.00%	$0	0.00%	$0	0.00%
Net Proceeds	$500,000	100.00%	$1,250,000	100.00%	$5,000,000	100.00%
Total Use of Proceeds	$500,000	100.00%	$1,250,000	100.00%	$5,000,000	100.00%

(1) Expenses will be taken as operating expenses and reflected in the income statement of the Loan portfolio. This includes any selling commissions and/or finder's fees, which will not be a deducted from any equity raised by the sale of the Class AAA Units.

COMPANY GOVERNANCE

The Company is a Delaware limited liability company and is manager managed. The Manager of the Company is IMTCFC, LLC, an Idaho limited liability company. As the Manager of the Company, IMTCFC, LLC, governs and makes decisions regarding the Company on almost all matters without the participation of the Company's members. The Company's operating agreement provides that the Manager receives Class A units. Class A units are allocated all cash flow, profits and losses (as those terms are defined in the Company's operating agreement) not otherwise allocated to the Class AAA Unit members. Class AAA Unit holders will not have the right to participate in the Company's business decisions.

The Company's operating agreement gives the Manager the right and authority to create different classes of LLC membership units. Therefore, the Manager could create other classes of LLC membership units which have different investment objectives or provide for different returns of capital than a Class AAA Unit holder.

Both the Manager and the Company anticipate that Tom Buuck will control the Manager. Before investing in the Company, any potential investor should carefully review the Company's operating agreement.

CAPITALIZATION

The following table sets forth as of September 30, 2011, the expected capitalization of the Company and capitalization as adjusted to give effect to the issuance and sale by the Company of the Maximum Offering Amount of the Class AAA Units offered hereby.

	September 30, 2011 As Adjusted[1]
	Maximum
Assets of Cash	5,000,000.00
Members' Equity:	
Class AAA Units:	5,000,000.00
Total Members' equity	$5,000,000.00

[1] As adjusted to reflect the offering of $5,000,000.00.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

1. The Manager of the Company is IMTCFC, LLC.

IMTCFC, LLC is an Idaho limited liability company managed by Tom Buuck. The members of IMTCFC, LLC are Tom Buuck, and MJH Investments, LLC, an Idaho limited liability company. Michael Hendrichs is the sole member of MJH Investments, LLC. . The Company will not pay compensation to Tom Buuck or Michael Hendrichs (collectively "Key People"). The Key People will not have titles other than being members of the Manager. The sole compensation to the Key People will come, if any, from distributions of the Manager entity IMTCFC, LLC.

2. Tom Buuck, age 47, is a Key Person.

Mr. Buuck is a member of IMTCFC, LLC, and is also the Manager of IMTCFC, LLC. He will be responsible for oversight and daily management of the Company. Mr. Buuck has been involved in the direct funding of commercial real estate for the past seventeen (17) years. He was Senior Vice President for Idaho Independent Bank, a $500 Million dollar bank headquartered in Idaho. Prior to his work at Idaho Independent Bank, Mr. Buuck was the Director of Business Lending for a billion dollar Texas finance company with subsidiary headquarters in Boise, Idaho. He personally handled over $650 Million in loan funding and also co-authored the underwriting manual for a Commercial Mortgage Backed Securities (CMBS) Loan program. Mr. Buuck began his finance career with Wells Fargo Bank in 1991, and later became the Vice President of Real Estate for Idaho for Wells Fargo Bank. He is a member of the Credit Committee for the Mortgage Fund of the Public Employee Retirement System of Idaho and a board member of the $1.7 Billion LCEF finance company headquartered in St. Louis, Missouri. He also currently serves as Chairman of the Investment Committee for the $45 Million Concordia University Foundation Fund. Mr. Buuck graduated Magna Cum Laude with a degree in Mathematics-Secondary Education from Concordia University in Wisconsin. He scored in the top 6% in the nation on the entrance exam for graduate school and has an MBA from Portland State University. Mr. Buuck is also a founder and a member of the Manager of Idaho Mutual Trust.

Mr. Buuck intends to spend as much time as necessary to insure the successful operations of the company. The Loan Servicing Agreement with Idaho Mutual Trust reduces much of the burden of daily management. Mr. Buuck does not anticipate spending more than ten (10) hours per week on Company management and oversight. Mr. Buuck maintains an office at 12594 Explorer Dr Suite 100, Boise, Idaho, which is the Company's location. He also maintains an office in Garden Valley, Idaho, and St Louis, Missouri.

3. Michael Hendrichs, age 35, is a Key Person.

Mr. Hendrichs is the sole member of MJH Investments, LLC, which is a member of IMTCFC, LLC. He has more than ten (10) years experience in commercial real estate with a background in acquisitions, lending, and marketing of real estate across the nation.

Mr. Hendrichs will be an active member and advisor for the Company. He currently is employed by Idaho Mutual Trust. Prior to joining Idaho Mutual Trust, he served as the Director of Acquisitions and Finance for BNI Equities and helped structure and raise over $5.5 Million in equity for its Note Program and land TIC offerings. Prior to joining BNI Equities, Mr. Hendrichs served as Director of Acquisitions and Finance for TIC Capital in 2006 and 2007 and was involved with the acquisition of $50 Million in commercial property acquisitions.

Mr. Hendrichs worked exclusively in the wholesale/business side of Wells Fargo Bank from 1999 to 2004 which included various titles and positions in the Boise Loan Production Office, Boise Regional Commercial Banking Office, San Francisco Credit Management training program and San Francisco Regional Commercial Banking Office (RCBO) at Wells Fargo Bank. Mr. Hendrichs' tenure at Wells Fargo Bank included a variety of responsibilities including, but not limited to the following:

- Developed and maintained client relationships for middle market businesses with revenues ranging from $20 Million to $500 Million.
- Originated, structured and executed loan products (lines of credit, term loans, letter of credits, etc.).
- Underwriting and managing new and existing relationships, which included managing a $60 Million loan portfolio consisting mostly of commercial real estate loans (primarily hotels, apartments, office, research and development, and retail).
- Perform credit and risk analysis including analyzing financial statements, forecasting projected financials, reviewing industry trends, and conducting comparable industry research.

Mr. Hendrichs has been involved in real estate transactions throughout the United States in a wide variety of product types including office, flex, industrial, retail, multi-family and raw land. He holds a Bachelors of Business Administration in Finance from Boise State University.

Mr. Hendrichs may be reimbursed any actual expenses evidenced by invoices incurred in the process of fulfilling his duties such as mileage, supplies, marketing materials, investor communication and the like. The Company does not anticipate reimbursements to Mr. Hendrichs to exceed $10,000. Mr. Hendrichs intends to spend as much time as necessary to insure the successful operations of the company. The Loan Servicing Agreement with Idaho Mutual Trust reduces much of the burden of daily management. Mr. Hendrichs does not anticipate spending more than ten (10) hours per week on Company management and oversight. Mr. Hendrichs maintains a full time office at 12594 W Explorer Dr, Suite 100, Boise, Idaho, which is the Company's location.

4. Idaho Mutual Trust as Loan Processor.

The Company has contracted with Idaho Mutual Trust to assist in the processing of all Loans funded through this Offering. The Company will be charged a processing fee to be accounted for in the Offerings' income statement. Idaho Mutual Trust's background of processing related commercial real estate loans will help ensure Loans are funded, investor payments are made, and reporting requirements to investors are performed as agreed and described by the Offering.

Idaho Mutual Trust has funded over four hundred fifteen (415) loans totaling in excess of $170,000,000 on its balance sheet during the past eight (8) years. It has also funded twenty seven (27) loans in excess of $5,000,000 during the past two (2) years through its Loan Servicing Agreements with two (2) other entities. The Loan Servicing Agreement is attached as an exhibit.

REMUNERATION OF DIRECTORS AND OFFICERS

IMTCFC, LLC, an Idaho limited liability company	Manager of the Company	Potential Compensation for Manager is 20% of the net income of the Company

The Manager shall not be entitled to guaranteed compensation. Rather, the Manager shall be entitled to 20% of the net income earned by the Company provided that Class AAA unit holders first receive a minimum of 5% return on their capital investment. In the future, the Manager may adopt an incentive program whereby members or employees, if any, of the Manager are given units in the Manager pursuant to an incentive bonus plan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of owner	Amount owned before the Offering	Amount owned after the Offering	Percent of class
Class A Units	IMTCFC, LLC, 12594 W. Explorer Drive, Boise, Idaho	100 Units	100 Units	100%

The Manager is controlled by Mr. Buuck who owns 90% of the Manager. MJH Investments, LLC, an Idaho limited liability company owned solely by Mr. Hendrichs, owns 10% of the Manager. See page 25 for discussion of Directors, Executive Officers and Significant Employees.

As stated above, the Manager will have one hundred (100) Class A Units, which will entitle the Manager to 20% of the net income generated by the Company. It is not anticipated that the Manager will acquire any of the Class AAA Units. The members of the Manager, namely Tom Buuck, Michael Hendrichs, or their affiliates, may acquire Class AAA Units.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Mr. Buuck is a founder of the Manager, and a member of Idaho Mutual Trust. Therefore, he will benefit from the servicing agreement between the Company and the Idaho Mutual Trust. Mr. Buuck has approximately 90% ownership in the Manager of Idaho Mutual Trust. Because Mr. Buuck has ownership in both the manager of Idaho Mutual Trust and the Manager of the Company, he will be able to exercise substantial control over both companies.

DESCRIPTION OF PROPERTY

The Company will sublease space from Idaho Mutual Trust, located at 12594 W. Explorer Drive, Boise, Idaho, where the Company will conduct its operations. The lease agreement will be for five (5) years. The monthly rent will be One Hundred Dollars ($100). A copy of the sublease is attached as Exhibit Because the Company has contracted with Idaho Mutual Trust to process all loans, the Company's need for office space is minimal. The Company does not own any real property and has no plans to acquire real property to house its operations. Likewise, because Idaho Mutual Trust will process all loans for the Company, other than basic office supplies, no significant expenditures for supplies or office equipment will be made.

SECURITIES BEING OFFERED

The securities being offered are 5,000,000 Class AAA LLC Membership Units ("Class AAA Units") at $1.00 per unit representing 100% of the equity provided in the fund. Class AAA Units will earn the greater of a 5% annual return on equity invested or 80% of the net income earned in the fund for the term of the fund (see the Pro Forma below for anticipated results). Each Class AAA Unit member who contributes capital to the Company shall have their contribution accounted for separately.

Class AAA Unit members should not expect to receive any capital withdrawals during the first five (5) years following this Offering.

Sale or transfer of Class AAA Units to a new member or existing member or repurchase of the Class AAA Units by the Company or by the Manager is the only method by which a Class AAA Unit member can expect to receive any capital during the first five (5) years following this Offering.

After five (5) years from the commencement of this Offering, the Company intends to payback investors' original investment principal with the Company's cash flow or from proceeds of the sale of certain assets of the Company. The Company will fund Loans from inception until December 31, 2016. After December 31, 2016, the Company will wind down and return all capital on a pro-rata basis to all of the Company's investors as Loan payoffs and as certain assets of the Company are sold. It is the Company's intent that the fund will have a five (5) year duration. The Company's activities after five (5) years will be primarily the disposing of the Company assets, collecting Loan payments on any outstanding Loan balances, if any, and managing and preserving the value or selling of real estate assets owned by the Company, if any.

The Company, at its sole discretion, at any time, may elect to immediately repay investors all or any portion of their Class AAA Unit Capital. A return of an investor's Class AAA Unit Capital shall reduce the investor's Class AAA Units by one (1) Class AAA Unit for each One Dollar ($1.00) of Class AAA Unit Capital withdrawn from the Company.

All Class AAA Unit funds will initially be deposited into an FDIC insured institution account for the benefit of the Company. As Loan funding opportunities arise, the funds will be invested in the Loan portfolio of the Company.

Class AAA Unit holders have a priority right to income distributions and a priority right to capital paybacks over Class A Unit holders. Class AAA Unit holders receive their quarterly distributions first. The Class AAA Unit holders' distributions will be a minimum of 5% annualized return or 80% of the profits of the Company, whichever is greater. Following the Class AAA Unit quarterly distributions, Class A Unit holders will receive any remaining balance of the Company's quarterly profits. At dissolution of the Company, the Class AAA Unit holders will receive their capital payback first and Class A Unit holders will receive their capital payback subsequently.

The Class AAA Units offered in this Offering entitle each investor to be an owner-member of the Company. The investment creates the opportunity for a risk related return of 5% or greater while providing an economic benefit to the local communities where the Company lends money for new construction projects.

PART F/S

The Company's Proforma is a projection for 1 year and does not represent actual results. Assumptions have been made based upon actual loan characteristics of Idaho Mutual Trust funded loans during the past six (6) months. The market for the type of loans the Company projects to fund is fluid and changing; however the Company believes the past 6 months of market demand and performance are reasonable and is relying on actual performance within the past 6 months as a basis for its projections. Past performance is not an indication of future performance. Please read all of the Risk Factors to understand all of the variables that can negatively impact performance.

Idaho Mutual Trust Community Finance Co-op, LLC - PROFORMA

		$500,000	$2,500,000	$5,000,000
		Minimum Raise	Mid tier Raise	Maximum Raise
		Base Proforma	Base Proforma	Base Proforma
New Fundings (Note 1)		$ 1,200,000	$ 5,600,000	$ 11,900,000
Avg Outstanding (Note 2)		$600,000	$2,800,000	$5,950,000
Number of loans (note 1)		6.86	32.00	68.00
Gross Interest Income (Note 3)	9.00%	$54,000	$252,000	$535,500
Effective Gross Interest Income	9.000%	$54,000	$252,000	$535,500
Misc Fees (Note 4)	$ 800	$5,486	$25,600	$54,400
Loan Fees (Note 4)	2.50%	$30,000	$140,000	$297,500
Effective Gross Revenue		$89,486	$417,600	$887,400
Interest Expense (Note 5)	4.25%	($4,250)	($12,750)	($40,375)
Loan Loss Reserve (Note 6)	0.625%	($3,750)	($17,500)	($37,188)
Loan Processing Cost (Note 7)	$ 3,500	($24,000)	($112,000)	($238,000)
Advertising/Marketing (Note 8)		($12,000)	($20,000)	($40,000)
Accounting/legal (Note 9)		($15,000)	($25,000)	($35,000)
Miscellaneous		($6,500)	($6,500)	($6,500)
Total Operating Expenses		($65,500)	($193,750)	($397,063)
Net Profit (Note 10)		**$23,986**	**$223,850**	**$490,338**
Class AAA Earnings (Note 11)	**80%**	**$23,986**	**$179,080**	**$392,270**
Equity Analysis				
Raised		**$500,000**	**$2,500,000**	**$5,000,000**
Equity Invested dollars		**$500,000**	**$2,500,000**	**$5,000,000**
Equity yield		**4.80%**	**7.16%**	**7.85%**
Equity Cash Payout		**$23,986**	**$179,080**	**$392,270**

Note 1:	The average loan is projected to be $175,000 and the average loan life is projected to be 6 months. The company expects to be able to lend its capital twice in a year. For example, the company can make 3 loans totaling $525,000 on January 1 and expect to be paid back by June. It would then make 3 more loans in July for $525,000 which would pay back in December. The proforma represents averages. The Company expects to fund loans with maturities of 30 days and also loans with maturities of up to 36 months. The Company will focus on funding loans with maturities of 30 days - 180 days which it believes will create a weighted average loan life of 6 months and an average 'turn' of twice a year on its capital when calculated with longer life loans.
Note 2:	The Company will utilize a line of credit from a financial institution to provide additional capital for loan funding needs. Therefore the total average outstanding is larger than the capital raised.
Note 3:	The Company expects to charge 7% - 9% on its loans.
Note 4:	The Company expects to charge document and escrow fees to borrowers totaling $800 per loan and loan fees of 2.5%
Note 5:	The Company will actively seek a line of credit from an FDIC insured institution. Typically these lines of credit are one year in maturity and have rates of Prime +1.0% to Prime + 2.0%. The Company's borrowing under the line will be capped at a low debt-to-equity ratio of 0.20:1.0. For example, if the Company has $1,000,000 in equity capital then its borrowings would not exceed $200,000.
Note 6	The Company cannot accurately predict the actual loan losses, if any, that may be incurred on loans it funds. A loan loss reserve of 0.625% has been estimated based on the following potential changes in the original underwriting of loans that could occur: changes in collateral, changes in lending policy/underwriting practices, national and local economic conditions, staff/depth experience (workout experience), change in loan review and oversight, impacts and effects of concentration, and effect of competition legal and regulatory changes. Actual loan losses may be greater or less than the reserve. Investor return will be negatively impacted if actual loan losses exceed the reserve. If the loan portfolio performs at a level where there is excess available cash in the Loan Loss Reserve, then all investors will receive pro-rata distributions of the excess cash which will positively effect investor return. Please also see Risk Factor #12 of the circular offering.
Note 7:	The Company's Loan Servicing Agreement with Idaho Mutual Trust stipulates a payment of $3,500 per loan
Note 8:	The Company expects to incur print, radio and TV ads annually.
Note 9:	The Company will incur costs for its annual accounting audit and costs for legal review of Company operations.
Note 10:	In the event the Manager or its affiliates extend loans to the Company to pay for operating expenses or start up costs, the Company will use Net Profits to repay the loan. Upon loan repayment, Net profits will be allocated 80% to investors and 20% to the manager, provided that the investors earn a minimum of 5%.
Note 11:	Class AAA earnings are 80% of Net Profit Allocable (see Note 11) provided a minimum 5% is earned. Class AAA would be allocated 100% of Net Profits Allocable if the Class AAA earnings were less than 5% for the year. In the Minimum Raise proforma above, the 5% threshold for investors is not met; therefore Class AAA gets 100% of the Net Profits Allocable and the Managers get 0%. In the Mid-tier and Maximum raise examples, the 5% threshold for investors is met and therefore Net Profit Allocable are split 80%/20%.

PART III
EXHIBITS

INDEX OF EXHIBITS

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 05/23/2011
FILED 11:30 AM 05/23/2011
SRV 110614900 - 4986819 FILE

CERTIFICATE OF FORMATION OF MAIN STREET FINANCE, LLC

1. Name. The name of the limited liability company formed hereby is Main Street Finance, LLC.

2. Registered Office. The address of the registered office of the Company in the state of Delaware is c/o the Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the city of Wilmington, county of New Castle, Delaware 19801.

3. Registered Agent. The name and address of the registered agent for service of process on the Company in the state of Delaware is the Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the city of Wilmington, county of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 20 day of May, 2011.

Tom Buuck, Organizer

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:18 PM 08/11/2011
FILED 06:18 PM 08/11/2011
SRV 110913877 - 4986819 FILE

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

1. The name of the Limited Liability Company is Main Street Finance, LLC.

2. The Certificate of Formation of the limited liability company is hereby amended to read as follows:

   The name of the limited liability company shall be
   Idaho Mutual Trust Community Finance Co-op, LLC.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 11 day of August, 2011.

Tom Buck, Member of Manager

OPERATING AGREEMENT

OF

IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC

A DELAWARE LIMITED LIABILITY COMPANY

EFFECTIVE August 23, 2011
CONSISTING OF

IMTCFC, LLC
The Manager

AND

The Members

TABLE OF CONTENTS

SCHEDULE OF EXHIBITS

OPERATING AGREEMENT

OF

IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC

1. ORGANIZATION

1.1 **Date.** This agreement is entered into and shall be effective as of August 23, 2011

1.2 **Name and Address of Manager.** IMTCFC, LLC, an Idaho limited liability company, whose address is 12594 W Explorer Dr. Suite 100, Boise, Idaho 83713, is the Manager. The Manager is also a Member.

1.3 **Names and Addresses of Members.** The names and addresses of the Members are available upon request from the Company.

1.4 **Agreement.** This Operating Agreement of IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC, is entered into and shall be effective as of the Effective Date, by and among the Company and the persons adopting this Agreement as Manager and Members. It is the express intention of the Members that this Operating Agreement shall be the sole source of agreement of the parties, shall replace all prior operating agreements, if any, and amendments thereto, if any, and, except to the extent a provision of the Operating Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, the Operating Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. To the extent any provision of the Operating Agreement is prohibited or ineffective under the Act, the Operating Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of the Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

1.5 **Name.** The business of the Company shall be conducted under the name of **IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC.**

1.6 **Registered Office and Principal Place of Business.** The registered office of the Company in the State of Idaho is 12594 W Explorer Dr. Suite 100, Boise, Idaho 83713. The principal place of business of the Company shall be at 12594 W Explorer Dr. Suite 100, Boise, Idaho 83713, and its principal business mailing address shall be 12594 W Explorer Dr Suite 100, Boise, Idaho 83713. The Manager may from time to time change the registered office, principal place of business and address of the Company, and in any such event the Manager shall notify the Members in writing within twenty (20) days of the effective date of such change. The Manager may, at his discretion, establish additional places of business of the Company.

1.7 **Purpose.** The purpose of the Company is to make commercial real estate loans to individuals and entities which loans are secured by mortgages on real property, and real estate investment activities, and other activities incidental thereto. Each Member who contributes capital to the Company shall have their contribution accounted for and managed separately. The capital contributed by a Member shall be used exclusively to 1) make loans secured by mortgages or 2) be held in money market funds, or 3) invest in real estate. In addition, the Company may engage in other activities necessary or appropriate to the foregoing in order to (a) conduct the Company's business, (b) preserve and protect the Company's Assets; (c) provide cash distributions from the Company's operation; and (d) provide long-term capital appreciation through increases in the value of the Company's Assets.

In order to carry out its purposes, the Company is authorized in furtherance of the Company business and subject to the other provisions of this Agreement to:

Lend money at maximum loan-to-value ratios at time of funding of 75% with maximum maturities of three (3) years in furtherance of the Company purposes;

Acquire, hold, own, maintain, sell, transfer, convey, assign, exchange or otherwise dispose of Company Investments and other Company Assets;

Make interim investments in money market funds, government obligations, certificates of deposit and bank instruments;

Make investments in real and personal and tangible and intangible property required in the Company's business;

Borrow money in an amount not to exceed a 60/40 basis of debt versus the sum of all Member's Capital of the Company;

Bring and defend actions at law or at equity;

Purchase, cancel or otherwise retire or dispose of the Interest of any Member, pursuant to the express provision of the Agreement or. Certificate of Designation;

Do any and all other acts and things necessary or proper in furtherance of the Company's business and all other lawful purposes.

1.8 Exceptions to Purpose. Any exceptions to section 1.7 of this Agreement will require the Consent of at least two-thirds (2/3) of the units of all Member Classes. The two-thirds (2/3) consent will be based upon the number of units not the number of Members.

1.9 Successor Managers. If the Manager is removed as provided in section 6 below, the Members holding a majority of the interests then outstanding shall select a successor Manager.

1.10 Term. The term of the Company shall be from the date hereof until terminated as hereinafter provided. The Company will fund loans from inception until Dec 31, 2016. After December 31, 2016 the Company will wind down and return all capital pro-rata to all investors as loans payoffs and as assets are sold. It is the intent that the fund will have a 5 year duration. Activity after 5 years will be primarily related to disposing of Company Assets, collecting loan payments on any outstanding loan balances, if any, and managing and preserving the value or selling of Real Estate Owned assets, if any.

2. DEFINED TERMS

The defined terms used in this Agreement shall, unless the context otherwise requires, have the meanings specified in the attached Schedule 2. Defined words are capitalized in this Agreement.

3. MEMBERS AND CAPITAL

3.1 Class A Member/Manager. The name, address, and Interests of the Member/Manager are set forth on Schedule 1. The Class A Member shall be the Manager.

3.2 Members. Members are those persons who have been admitted to the limited liability company and adopted the Company's Operating Agreement.

3.3 Provisions Regarding Members. Additional members may be admitted to the Company in the sole discretion of the Manager. Managers may create additional classes or groups of Members having relative rights, powers and duties or preferences as may from time to time be established by the Managers, including rights, powers, preferences and duties different from existing classes.

3.4 Company Capital. The capital of the Company shall be the amount stated to be such from time to time in the books and records of the Company. The Company shall not redeem or repurchase any Interests and no Member shall have any right to demand or receive the return of his Capital Contribution, except as specifically provided for in this Agreement or as may be provided in a Certificate of Designation.

3.5 **Additional Capital Contributions.** No Member shall be required to make any Capital Contributions. To the extent approved by the Manager, from time to time, the Members may be permitted to make additional Capital Contributions if, and to the extent, the Manager determines such additional Capital Contributions are necessary or appropriate in connection with the conduct of the Company's business (including, without limitation, expansion or diversification). Any additional Capital Contributions shall entitle the Member to additional Units, and of a class, as determined by the Manager.

3.6 **Authorized Units.** The Manager shall have the exclusive right to issue Units of different classes with relative rights, powers, duties or preferences as so determined in the sole discretion of the Manager.

3.7 **Member's Account.** Capital contributed by a Member shall be accounted for separately ("Member Account"). Each Member's Account shall be invested pro rata in either Mortgage Funds or a money market funds, as the Manager so determines. All income earned by the Member from his allocated Member Account shall be distributed or reinvested as provided in section 4 below.

4. DISTRIBUTIONS OF CASH, ALLOCATIONS OF PROFIT AND LOSSES AND CAPITAL ACCOUNTS

4.1 Members are allocated interest income on their Capital in accordance with the class of units held by the Member as described in the Certificate of Designation for that Class. All income and expenses associated with any Company borrowing are allocated to the Class A Member/Manager. Class A Member/Manager is allocated all Cash Flow, Profits and Losses not otherwise allocated to a Member.

4.2 **Distributions.** Except as otherwise provided by this Agreement or required by law, cash distributions shall be made to the Members in accordance with the certificate of designation for the class of units owned by the Member.

4.2.1 Cash Flow Re-Invested. The Company shall automatically purchase additional Units with the Cash Flow allocated to a Member unless written notice is provided to the Company to the contrary. The Purchase Price shall be one dollar ($1.00) per Unit. If the Member does not wish the Company to automatically re-invest the Cash Flow, the Member shall provide written notice to the Company stating that the Member wishes to withdraw all Cash Flow distributions.

4.2.2 Loan Payoff Proceeds and Return of Class B Capital.
Loan payoff proceeds and return of Capital are described in the Certificate of Designation for each class.

4.3 Certain Allocations.

4.3.1 Upon liquidation of the Company as provided hereafter, Profits and Losses realized upon such liquidation shall be allocated pursuant to the Profit and Losses of each Member's Account and all assets shall be distributed in cash or in kind to each member in an amount equal to the balance of the Member's Account (except for any Cash Flow which has not previously been distributed in accordance with the provisions of Section 4.2 hereof).

4.3.2 All Profits and Losses, as described in the Certificate of Designation for each class member, allocated to the Members and all distributions made to the Members shall be credited or charged, as the case may be, to their Capital Accounts on a quarterly basis.

4.4 Special Allocations.

4.4.1 Allocations to Reflect Economic Arrangement of Members. Notwithstanding the provisions of Sections 4.4.1 and 4.4.2, the Members understand that special allocations of Company tax items, including but not limited to income, gain, loss, credits and deductions, may be necessary to accurately reflect the underlying economic arrangement of the Members. In the event one or more Members believe that such an allocation is necessary, the Manager shall present the allocation for approval by a Majority of the Members.

4.4.2 Minimum Gain Chargeback and Qualified Offset Income. The Company shall treat any Minimum Gain Chargeback, any Member Minimum Gain Chargeback and any Qualified Income Offset as provided in the definitions.

4.5 Capital Accounts Shall Comply with IRC § 704(b). The manner in which Capital Accounts are to be maintained pursuant to this Agreement is intended to comply with the requirements of IRC § 704(b) and the Regulations hereunder. It is the specific intent of the Members that all such further or different adjustments as may be required pursuant to IRC § 704 and any Regulations there under be made, so as to cause the allocations prescribed hereunder to be respected for tax purposes. Therefore, if in the opinion of the Manager, after seeking appropriate guidance from legal or tax professionals, the manner in which the Capital Accounts are to be maintained pursuant to this Agreement should be modified to comply with IRC § 704(b) and the Regulations there under, then notwithstanding anything to the contrary contained in this Agreement, or any other agreement between the Members, the method in which Capital Accounts are maintained shall be so modified. However, any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members. Each Member hereby appoints the Manager as his or her agent for the purpose of making any amendment to this Agreement solely for purposes of complying with this provision.

4.6 **Code §704(c) Allocations.** Solely for federal, state, and local income tax purposes and not with respect to determining any Member's Capital Account, distributive shares of Profits, Losses, or other items, or distributions, shall be determined in accordance with Code §704(c) and the Regulations thereunder or with the principles of such provisions.

5. POWERS, RIGHTS AND DUTIES OF THE MANAGER

5.1 **Management of the Company.** The Manager shall have exclusive authority to manage the operations and affairs of the Company and to make all decisions regarding the Business. Any action taken by the Manager shall constitute the act of and serve to bind the Company. In dealing with the Manager no person shall be required to inquire into the authority of the Manager to bind the Company. Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Manager as set forth in this Agreement.

5.1.1. The Manager shall have the authority at any time to purchase a Member's entire interest in the Company by payment or series of payments equal to the Member's Capital Account.

5.1.2. The Manager shall have the authority from time to time to create different classes of Units for Managers and Members by issuing Units with such special designation. Such classes may have such special rights, powers, duties or preferences, including rights, powers or preferences different from existing classes.

5.1.3. The Manager shall have the authority to create committees comprised of the Members whose function shall be to advise the Manager.

5.1.4. The Manager shall have the authority and right to borrow money on behalf of the Company within the limits set forth in section 1.7.

5.1.5. The Manager shall have the authority to manage all assets in foreclosure and Real Estate Owned or hire firms or individuals unrelated or related to the Manager. All costs incurred to manage or develop or construct upon any assets in foreclosure or Real Estate Owned will be added to the cost basis of the asset or expensed to member's capital accounts..

5.2 **General Restrictions on Authority of Manager.**

5.2.1 In exercising management and control of the Company, the Manager, on behalf of the Company and in furtherance of the business of the Company, shall have the authority to perform all acts which the Company is authorized to perform. The Manager shall **not** have any authority to:

(a) Perform any act in violation of this Agreement or any applicable law or regulation thereunder;

(b) Do any act required to be approved or ratified in writing by all Members under the Act unless the right to do so is expressly otherwise given in this Agreement;

(c) Borrow from the Company;

(d) Commingle the funds of the Company with those of any other Person.

(e) Alter the purpose or character of the Company as set forth in this Agreement;

(f) Do any act which would make it impossible to carry on the business of the Company;

(g) Confess a judgment against the Company;

(h) Knowingly perform any act that would subject any Member to unlimited liability in any jurisdiction;

5.2.2 The Manager shall not, on behalf of the Company, acquire any property other than cash or promissory Notes as provided hereunder in exchange for Interests in the Company.

5.3 Delegation of Authority. The Manager shall devote such time to the Company business as it, in its sole discretion, shall deem to be necessary to manage and supervise the Company business and affairs in an efficient manner.

5.4 Other Activities. The Manager and the Manager's members shall not be required to manage the Company as its/their sole and exclusive function, and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right by virtue of this Agreement or the Company relationship created hereby in or to such other ventures or activities; and the ventures, even if competitive with the business of the Company, shall not be deemed wrongful or improper.

5.5 Fiduciary Duty; Limitation on Liability of Manager; Indemnification.

5.5.1 The Manager shall have a fiduciary responsibility to the Members and the Company for the safekeeping and use of all Assets of the Company, whether or not in its immediate possession or control, and the Manager shall not employ or knowingly permit another to employ such Assets in any manner except for the exclusive benefit of the Company.

5.5.2 The Manager and its Affiliates shall have no liability to the Company or to any Member for any loss suffered by the Company which arises out of any action or inaction of the Manager, if it was determined in good faith that such course of conduct was in the best interest of the Company and such course of conduct did not constitute gross negligence or willful misconduct of the Manager.

5.5.3 The Manager shall be indemnified by the Company against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with the Company, provided that the same were not the result of gross negligence or willful misconduct on the part of the Manager.

6. RIGHTS OF AND REMOVAL OF THE MANAGER

6.1 Effect of Bankruptcy, Withdrawal or Removal of the Manager

6.1.1 The bankruptcy, withdrawal or removal from the Company of the Manager shall be a Liquidating Event as described in section 9.1.

6.1.2 This is an Agreement under which applicable law excuses each Member from accepting performance of management rights and duties from any Manager or Member who is a debtor in a case under the Bankruptcy Code, 11 U.S.C. Section 101 *et seq.*, from a trustee of any such debtor and from the assignee of any such debtor or trustee. The Members have entered into this Company with the Manager in reliance upon its expertise, unique experience and prior performance in similar ventures and the Members shall not be required to accept management performance from any persons other than the Manager, including without limitation, from any trustee of the Manager appointed under the Bankruptcy Code, 11 U.S.C. Section 101 *et seq.*, and any assignee of any such trustees.

7. MEMBERS RIGHTS, STATUS AND RESTRICTIONS ON TRANSFERABILITY OF INTERESTS

7.1 No Management or Control. Unless the Manager by written instrument vests management authority in one or more Members, no Member shall participate in the management or control of the Company's business nor shall a Member have the power to act for or bind the Company, said powers being vested solely and exclusively in the Manager.

7.2 **No Personal Liability.** No Member shall have any personal liability whatever, whether to the Company, to any of the Members or to the creditors of the Company, for the debts of the Company or any of its losses beyond the amount committed by him to the capital of the Company. No Member shall be required to lend any funds to the Company or, after his Capital Contribution has been fully paid, to make any further capital contribution to the Company. If any court of competent jurisdiction holds, however, that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment; such obligation shall be the obligation of such Member.

7.3 **Investment Intent.**

7.3.1 Each Member hereby represents and warrants to the Manager and to the Company that his acquisition of his Interest is made as principal for his account for investment purposes only and not only with a view to the resale or distribution of such Interest, and that he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of his investment in the Company as required by Regulation D of the Securities Act of 1933.

7.3.2 Each Member agrees that he will not sell, assign or otherwise transfer his Interest or any fraction thereof to any person who does not similarly represent and warrant and similarly agree not to sell, assign or transfer such Interest or fraction thereof to any person who does not similarly represent and warrant and agree.

7.4 **Restrictions on Transfer and Dissociation.**

7.4.1 No Member may sell, transfer or assign in whole or in part his Interest if such sale, transfer or assignment would cause the termination of the Company for federal income tax purposes.

7.4.2 Under no circumstances will any offer, sale, transfer, assignment, hypothecation or pledge of any Interest be permitted, except as provided in section 7.5 relating to transfers to Permitted Transferees and except as otherwise provided in this Article 7, unless the Manager shall have consented thereto and shall (including transfer under section 7.5) have received an opinion from counsel for the Member satisfactory to him that such proposed disposition may be effected without registration of the Interest under the Securities Act of 1933, as amended, and would not be in violation of any applicable state securities "Blue Sky" law (including investment suitability standards), or that the Interest to be sold is duly and properly registered under all applicable securities laws.

7.4.3 In no event shall a Member's Interest or any portion thereof be sold, assigned or transferred to a minor or incompetent, unless by will or intestate succession.

7.4.4 No Member may sell, transfer or assign in whole or in part his Interest if such sale, transfer or assignment would cause the Company to be treated as a publicly-traded partnership for Federal income tax purposes.

7.4.5 No Interest may be subdivided for sale, transfer or assignment into less than one (1) Unit.

7.5 **Permitted Transferees.** Subject to the provisions of this Article 7, any Member shall have the right to sell, assign or transfer his Interest to any Member or Organization controlled by a Member.

7.6 **Company's Option to Purchase Interest.** A Member ("the Offering Member") who desires to dispose of his Interest to any Person other than a Permitted Transferee, shall give written notice (the "Notice") signed by him to the Company. The Notice shall specify the Interest (the "Offered Interest") the Offering Member intends to dispose of, and if the Offering Member has a bona fide prospective purchaser, the Notice shall identify and give the address of the Person to whom the Offering Member proposes to dispose of the Offered Interest. The Notice shall also set forth the price, terms and conditions of the proposed disposition. The Company shall have the irrevocable and exclusive first option, but not the obligation, to purchase all, but not part, of the Offered Interest at a price of one dollar ($1.00) per Unit.

7.6.1 In the case of a proposed sale to a bona fide prospective purchaser who has offered in writing to purchase the Offered Interest at a stated price and upon stated terms, the Company shall have the exclusive first option to purchase the Offered Interest at a price the lesser of (1) one dollar ($1.00) per Unit or (2) at the price and upon the terms and conditions equal to those offered by such prospective purchaser (as evidenced by a copy of such offer to purchase which shall accompany the Notice).

7.6.2 In the case of any other proposed disposition of a Company Interest, the Company shall have the exclusive first option to purchase the Offered Interest at the price determined under the provisions of section 8.1 on the date the Company receives the Notice. Payment, in the case of a subsection 7.7.2 offer, shall be made in accordance with the provisions of section 8.2.

7.6.3 The Company shall give notice of its election to purchase to the Offered Interest within thirty (30) days after the Company receives the Notice.

7.6.4 Closing shall be governed by section 8.3.

7.6.5 If the Company does not elect, as provided in this section 7.6, to purchase all of the Offered Interest covered by the Notice, then, the Company may offer its option under this section 7.6 to any other member at the Company's sole discretion. The Company is not under any obligation to offer its option to any member and the Company may selectively offer its option to only one or more specific members.

7.7 Admission of Substitute Members.

7.7.1 Subject to the other provisions of this Article 7, an Assignee of the Interest of a Member (which shall be understood to include any purchaser, transferee, donee, or other recipient on any disposition of such Interest) shall be deemed admitted as a Member of the Company only upon the satisfactory completion of the following:

(a) Consent of the Manager shall have been given, which consent may be evidenced by the execution by the Manager of a Certificate evidencing the admission of such Person as a Member;

(b) The Assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement by executing a counterpart thereof, including a revised Schedule 1 or 1.A., whichever is appropriate, and such other documents or instruments as the Manager may require in order to effect the admission of such Person as a Member;

(c) The assignee shall have delivered a letter containing a representation in the form set forth in subsection 7.4.1 and an agreement in the form set forth in subsection 7.4.2;

(d) If the Assignee is a corporation, the Assignee shall have provided the Manager with evidence satisfactory to him of its authority to become a Member under the terms and conditions of this Agreement;

(e) The Assignee shall have paid all reasonable legal fees of the Company and the Manager and filing and publication costs in connection with his substitution as a Member.

7.7.2 The Manager shall cooperate with the Person seeking to become a Substitute Member by preparing the documentation required by this Article and making all official filings and publications. The Company shall take all such action and the making of any required official filings and publications as promptly as practicable.

7.8 **Dissociation.** If a Disqualifying Event shall occur, or if a Member shall otherwise be dissociated, the following provisions shall apply.

7.8.1 The Manager shall immediately give such Member Notice of the Disqualifying Event or other reason for Dissociation and of the provisions of this subsection. However, failure of the Manager to give such Notice, or of such Member to receive such Notice, shall not affect the liabilities of such Member hereunder. If any Member shall fail to cure a Disqualifying Event within sixty (60) days after the date specified in the written Notice, such Member shall be in default of his obligations hereunder. Any cure of a default shall require payment of all interest, costs and legal fees incurred. A default, however, can only be cured prior to the exercise of the option provided for under subsection 7.9.4 or 7.9.6 or the making of any Capital Contribution by a purchaser of a defaulting Member's Interest hereunder.

7.8.2 In the event of any such default, if such default shall not have been timely cured, then without any consent or other action on the part of the defaulting Member (and each Member, by execution of this Agreement, expressly consents to the operation of the provisions of this section 7.9 the defaulting Member's Interest in the Company including all such cash not theretofore allocated, may be purchased as provided herein, and the defaulting Member's Interest, including the right to all such cash not theretofore distributed and all such profits and losses not theretofore allocated, shall be acquired by and inure to the benefit of, his successor, if any, acquiring such interest. In all cases the allocation shall be in accordance with Code §704.

7.8.3 After the occurrence of any default, the Manager on behalf of the Company may elect (a) to proceed against the Member for breach of this Agreement; (b) purchase the defaulting Member's Interest pursuant to subsection 5.1.1 less 10% for costs incurred by the Company; or (c) to replace such defaulting Member by selling his Interest. The price to be paid by the Company for the defaulting Member's Interest shall be an amount equal to the defaulting Member's previously paid in capital contribution reduced by the sum of all cash attributable to the Interest of such defaulting Member which has theretofore been distributed to such defaulting Member.

7.8.4 Until the default is cured and/or damages are paid together with interest, court costs and legal fees, the defaulting Member shall not receive any cash attributable to his Interest which has not previously been distributed to such defaulting Member, or any profits and losses attributable to his Interest which have not previously been allocated to such defaulting Member, or to the non-defaulting Members. The right to such cash and profits and losses shall inure to the benefits of the non-defaulting Member (on a Pro Rata basis based upon the number of Units owned and outstanding).

7.8.5 During the period of continuing default the Company may sell such defaulting Member's Interest, without Notice, to anyone approved by the Manager including other Members, the Manager, or Affiliates of the Manager. Additionally, during the period of continuing default, a defaulting Member may not withdraw from the Company.

8. METHOD OF PURCHASE

8.1 Purchase Price.

8.1.1 The purchase price of an Offered Interest shall equal the lesser of (1) the sum of one dollar ($1.00) per Unit or (2) the Member's Capital Account based on the accrual method of accounting. Any accrued but undistributed Cash Flow or accrued profit, shall be distributed. The Members' Capital Account shall be determined by the Company's regularly employed accounting procedures. The Capital Account at the date of purchase shall include all accrued losses and all distributions as of that date.

8.2 Payment Terms. The purchaser(s) acquiring the Offered Interest under the terms of this Agreement shall pay for such Interest in immediately available funds at the time of closing the sale.

8.3 Closing. The closing of any purchase made under this Agreement shall take place thirty (30) days after the date of Notice given by the Company or the other Member(s) of the election to purchase. Closing shall occur at the principal office of the Company, or at such other date and place as the parties may agree in writing. Notwithstanding any other provision of this Agreement, the purchasing Company or Member(s) may offset from the purchase price to be paid for Offered Interest under this Agreement any amount owed to the purchasing Company or Member(s) by the selling Member.

9. DISSOLUTION AND LIQUIDATION

9.1 Liquidating Events. Notwithstanding any provisions of the Act, the Company shall not be dissolved prior to the occurrence of a Liquidating Event. The Company shall dissolve and commence winding up and liquidating upon the first to occur of any of the following events:

9.1.1 The sale of all or of substantially all of the Company's Assets, Investments and Property;

9.1.2 An event that makes it impossible or unlawful for the Company to carry on its business;

9.1.3 The written consent of a majority of Members.

If a court of competent jurisdiction rules that the Company has dissolved prior to the happening of a Liquidating Event, the Members will continue the Company and its business under the terms of this Agreement.

9.2 **Winding Up.** Upon the happening of a Liquidating Event, and unless the Members Consent to continue the business as provided above, the Company shall conduct no business or engage in any activity that is not necessary or appropriate to winding up its business and liquidating, and shall proceed promptly to wind up its affairs in an orderly manner, to liquidate its Assets, to satisfy the claims of its creditors and Members, and to distribute its remaining Assets to its Members. The Manager shall be responsible for supervising the winding up and liquidation and shall dispose of the Assets as promptly as is consistent with obtaining its fair market value. The proceeds of the disposition of the Assets of the Company shall be applied in the following order of priority:

9.2.1 First, to the payment, in order of priority, of all Company Liabilities owed to creditors other than Members;

9.2.2 Next, to the payment, in the order of priority and thereafter Pro Rata, of all Company Liabilities owed to Members; and

9.2.3 Any balance to the Members Pro Rata in accordance with the balances in their Capital Accounts.

9.3 **Special Provisions.** If the Company is deemed to be liquidated for federal income tax purposes within the meaning of Regulation §1.704-1(b)(2)(ii)(*g*), distributions under this section 9 shall be made in compliance with Regulation §1.704-1(b)(2)(ii)(*b*)(*2*) to those Members who have positive Capital Accounts. If the Capital Account of any Member has a deficit balance after such distribution, such Member shall contribute to the capital of the Company such amount as will restore such Capital Account to zero, as provided in Regulation §1.704-1(b)(2)(ii)(*b*)(*3*). The Members may agree that a Pro Rata portion of the amounts that otherwise would be distributed to the Members under this section 9 may be (a) withheld to provide a reasonable reserve for unknown or contingent liabilities of the Company; or (b) distributed to a trust created for the benefit of the Members for purposes of liquidating Company Assets, collecting amounts owed to the Company, or paying contingent or unknown Company Liabilities. Any amounts so withheld or distributed to a trust shall be distributed to the Members from time to time as is practicable in the same portions such amounts would have been distributed to the Members had they not been withheld or distributed to such a trust.

9.4 Deemed Liquidation. If no Liquidating Event has occurred, but the Company is deemed liquidated for federal income tax purposes within the meaning of Regulation §1.704-1(b)(2)(ii)(g), the Company shall not be wound up and dissolved but its assets and liabilities shall be deemed to have been distributed to the Members and contributed to a new company which shall operate and be governed by the terms of this Agreement.

9.5 Members' Rights. Except as otherwise specifically provided in this Agreement, a Member has the right to look only to the Assets of the Company for a return of his Capital Contribution, has no right to receive anything other than money in a distribution from the Company, and has no priority over any other Member with respect to distributions, allocations, or the return of Capital Contributions.

10. BOOKS OF ACCOUNT, RECORDS AND REPORTS

10.1 Books and Records and Accounting Basis. The Manager shall keep proper and complete records and books of account in which shall be entered fully and accurately all transactions and other matters relating to the Company's business as are usually entered into records and books of account maintained by Persons engaged in investments of a like character. The Company books and records of account shall be kept on a cash basis, except as the Manager may otherwise determine. The books and records shall at all times be maintained at the principal office of the Manager or his duly authorized representatives and each Member shall have access to those books and records during reasonable business hours. Each Member shall, at their own sole cost, also have the right to audit the books and records of the Company.

10.2 Company Funds and Bank Accounts. The funds of the Company shall be deposited in such bank account or accounts, or invested in such interest-bearing accounts, as shall be designated by the Manager. Such funds shall not be commingled with funds of any other company or other entity managed or advised by the Manager or his Affiliates. All withdrawals from any of such bank accounts shall be made by the duly authorized agent or agents of the Manager.

10.3 Reports.

10.3.1 Within ninety (105) days after the end of each fiscal year, the Manager shall send to each person who was a holder of Interests at any time during the fiscal year then ended such tax information as shall be necessary for the preparation of his federal income tax return and state income and other tax returns with regard to the applicable jurisdictions.

10.3.2 Within ninety days (120) days after the end of each fiscal year, the Manager shall send to each Person who was a holder of Interests at any time during the fiscal year then ended, an account of all Members' statement of capital including Mortgage Funds and Money Market Funds and loan loss reserves report.

10.4 Section 754 Elections. The Manager may, in his sole discretion, make or request the revocation of the election referred to in Code §754, or any similar provisions enacted in lieu thereof. Each of the Members will, upon request, supply the information necessary to properly give effect to such election.

10.5 Reserves. The Manager shall establish Reserves for working capital and to pay taxes, insurance, debt service, repairs, replacements or renewals, or other costs and expenses incident to the ownership or operation of the Company and for such other purposes as the Manager may deem appropriate under the circumstances from time to time. The Manager's decision to establish reserves will eliminate the Member's rights under section 4.2. However, all earnings will continue to be allocated pro-rata to each Member's account.

11. GENERAL PROVISIONS

11.1 Attorney's Fees. If any party defaults, the nondefaulting parties shall have the right, at the defaulting party's expense, to retain an attorney to make any demand, or otherwise protect or enforce the nondefaulting parties' rights. The defaulting party promises to pay all costs and expenses so incurred by the nondefaulting parties, including court costs and a reasonable attorney's fee. Failure of the defaulting party to pay the same upon demand shall constitute an additional default under this Agreement.

11.2 Binding Provisions. Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

11.3 Compensation of Members. Except as specifically provided otherwise in this Agreement, no Member shall receive compensation for services rendered to the Company or interest on his Capital Contributions.

11.4 Consent to Jurisdiction. As a material inducement to allowing a Member to purchase the Membership Interest and become a Member, each Member further consents that: (a) all actions or proceedings arising directly, indirectly or otherwise in connection with, out of, related to this Agreement shall, at the Company's discretion, be litigated only in courts located in the State of Idaho; and (b) each Member (1) consents and submits to the *in personam* jurisdiction of any State of Federal Court located within said State; (2) waives any right to transfer or change the venue of litigation brought against or by a Member; and (3) agrees to service of process, to the extent permitted by law, by mail.

11.5 Counterpart Execution. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of the signature page and this Agreement may be executed by the affixing of the signatures of each of the Members to one of such counterpart signature pages; all of such counterpart signature pages shall be read as though one and they shall have the same force and effect as though all of the signers had signed a single signature page.

11.6 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware and each party hereto specifically agrees to the application of such laws to such party and his rights, duties, obligations and agreements, hereunder or arising out of the subject matter hereof.

11.7 Further Member Action. Each Member will perform such further acts and execute and deliver such documents which reasonably may be necessary, appropriate, or desirable to carry out the provisions and intent of this Agreement.

11.8 Governing Law. The terms and conditions of this Agreement shall be interpreted in accordance with the laws and statutes of the State of Delaware.

11.9 Headings. Section and other headings in this Agreement are only for convenience and reference purposes and are not intended to describe, interpret, define, or limited the scope or intent of this Agreement or any provision thereof.

11.10 Incorporation by Reference. Every exhibit or schedule attached and referred to in this Agreement is hereby incorporated in this Agreement.

11.11 Member Loans. None of the Members are obligated to make any loans or advances to the Company. With the approval of the Manager, any Member may make a loan to or advance on behalf of the Company. Any such loan or advance will not be treated as a Capital Contribution to the Company but shall be treated as a Company Liability and shall bear interest at the rate agreed upon between the Company and the lending Member.

11.12 Power of Attorney.

11.12.1 The Members, by their execution hereof, jointly and severally hereby irrevocably constitute and appoint the Manager with full power of substitution, as their true and lawful attorney-in-fact, in their name, place and stead to make, execute, sign, acknowledge, record and file, on behalf of them and on behalf of the Company, the following:

(a) Articles of Organization, a Certificate of Assumed Business Name, if necessary, and any other Certificates or instruments which may be required to be filed by the Company or the Members under the laws of the State of Delaware and any other jurisdiction whose laws may be applicable;

(b) Articles of Dissolution of the Company and such other instruments or documents as may be deemed necessary or desirable by the Manager upon the termination of the Company business;

(c) Any and all amendments of the instruments described in subsection 11.12.1(a) and 11.12.1(b) above, provided such amendments are either required by law to be filed, or are consistent with this Agreement (including, without limitation, any amendments admitting or substituting assignees of Interests as Members or admitting or substituting an additional or Successor Manager) or have been authorized by the particular Member or Members;

(d) To sign any and all documents as attorney in fact for the Members to arrange for the transfer on the Company's books of an assigning Member's Unit upon a default by such Member of the obligations imposed by this Agreement, any Assignment of Company Interest for Security Purposes and any and all other documents associated with the foregoing, and further to sign and file such documents or instruments as the Company (or its Assignee) may deem necessary and reasonable to perfect and maintain the perfection of the security interest granted by a Member pursuant to any Assignment of Company Interest for Security Purposes and associated documents; including without limitation, UCC financing statements and extensions thereof; and

(e) Any and all such other instruments as may be deemed necessary or desirable by the Manager to carry out fully the provisions of this Agreement in accordance with its terms.

11.13 Subscription Agreement. A Member who executes a Subscription Agreement which Subscription Agreement references the adoption of this Operating Agreement shall upon execution of the Subscription Agreement have adopted this Agreement.

11.14 Notices. All Notices and demands required or permitted under this Agreement shall be in writing, containing the information required by this Agreement to be communicated to any Person, personally delivered to such Person or sent by certified mail, postage prepaid, or by reputable overnight air courier service (*e.g.*, Federal Express or United Parcel Service) to such Person at the last known address of such Person. The earlier of the date of personal delivery or the date of mailing or the date of delivery to the air courier thereof, as the case may be, shall be deemed the date of receipt of Notice. In the case of notices to the Members, such notices shall be sent to their address as shown from time to time on the records of the Company. Any Member may specify a different address by notifying the Manager in writing of such different address.

11.15 Separability of Provisions. If any provision of this Agreement or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this Agreement or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

12. AGREEMENT DRAFTED BY COMPANY'S ATTORNEY. The Company's counsel, Scott A Tschirgi Chartered, prepared this Agreement on behalf of and in the course of their representation of the Company, as directed by its Manager, and that as to any Member:

12.1 They are advised by the Company's counsel to seek the advice of independent counsel;

12.2 They have had fair opportunity to seek the advice of independent counsel;

12.3 They have received no representations from the Company's counsel about the tax consequences of this Agreement;

12.4 They have been advised by the Company's counsel that this Agreement may have tax consequences; and

12.5 They are advised by the Company's counsel to seek the advice of independent tax counsel.

13. SIGNATURES

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth below.

MANAGER: IMTCFC, LLC

By: _______________

Its: Member

SCHEDULE 1

CLASS A MEMBER/MANAGER

IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC

MANAGER AND SCHEDULE OF INITIAL CLASS A MEMBER/MANAGER

The name and address and Capital Contribution of the Member/Manager are as follows:

Name and Address

IMTCFC, LLC
12594 W Explorer Dr. Suite 100
Boise, Idaho 83713

SCHEDULE 2

IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC

DEFINED TERMS

2.1 **Act** means the Delaware Limited Liability Company Act and all amendments thereto.

2.2 **Acquire** means to obtain an ownership interest in an Asset, Investment or Property by purchase, lease, assignment transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including acquisitions by operation of law).

2.3 **Additional Member** means any Person admitted to the Company pursuant to section 3.3 hereof.

2.4 **Affiliate** means, when used with reference to a specified Person, (a) any Person that directly or indirectly controls or is controlled by or is under common control with the specified Person, (b) any Person who is an officer of, partner in, or trustee of, or serves in a similar capacity with respect to, the specified Person or of which the specified Person is an officer, partner or trustee, or with respect to which the specified Person serves in a similar capacity, and (c) any Person that, directly or indirectly, is the beneficial owner of ten percent (10%) or more of any class of equity securities of the specified Person or of which the specified Person is directly or indirectly the owner of ten percent (10%) or more of any class of equity securities. An Affiliate of the Company or of the Manager does not include a Person who is a partner in a partnership or joint venture with the Company or any other Affiliate of the Company if such Person is not otherwise an Affiliate of the Company or the Manager.

2.5 **Agreement** means this Operating Agreement as originally executed and as amended from time to time.

2.6 **Articles** means the Articles of Organization of the Company as properly adopted and amended from time to time by the Members and filed with the Secretary of State.

2.7 **Asset** means Investments and Property, or interests therein, owned by the Company. The term Asset is used interchangeably with the terms Investment and Property.

2.8 **Asset Value** with respect to any Company Asset means:

- The fair market value when contributed of any Asset contributed to the Company by any Member;
- The fair market value on the date of Distribution of any Asset distributed by the Company to any Member as consideration for an Interest in the Company;
- The fair market value of all Property at the time of the happening of any of the following events: (a) the admission of a Member to, or the increase of an Interest of an existing Member in, the Company in exchange for a Capital Contribution; or (b) the liquidation of the Company under Regulation §1.704-1(b)(2)(ii)(g);
- The Basis of the Asset in all other circumstances.

2.9 **Assignment of Company Interest for Security Purposes** means any document wherein a Member assigns his Interest in the Company to the Company or any other third party as collateral to secure the Member's obligation to pay his Capital Contribution in installments or to secure any other Company debts.

2.10 **Assignee** means a transferee of an Interest who has not been admitted as a Substituted Member.

2.11 **Bank Loans** mean loans taken by the Company from a bank or banks to finance the Company's acquisition of Investments and Property, including funding Commercial Real Estate Loans and/or to finance the Company's operations.

2.12 **Bankruptcy or Bankrupt** as to any Person means the filing of a petition for relief as to any such Person as debtor or bankrupt under the Bankruptcy Act of 1898 or the Bankruptcy Code of 1978 or like provision of law (except if such petition is contested by such Person and has been dismissed within sixty (60) days); insolvency of such Person as finally determined by a court proceeding; filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of his assets; or commencement of any proceedings relating to such Person or a substantial part of his assets; or commencement of any proceedings relating to such Person under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such person indicates his approval of such proceeding, consents thereby or acquiesces therein, or such proceeding is contested by such person and has not been finally dismissed within sixty (60) days.

2.13 **Bankrupt Member** means a Member who: (1) has become the subject of an Order for Relief under the United States Bankruptcy Code, (2) has initiated, either in an original Proceeding or by way of answer in any state insolvency or receivership proceeding, an action for liquidation arrangement, composition, readjustment, dissolution, or similar relief.

2.14 **Basis** with respect to an Asset means the adjusted basis from time to time of such Asset for federal income tax purposes.

2.15 **Business** means loans made by the company secured by mortgages or deeds of trust on real property and activities incidental thereto, including foreclosures. Business is used interchangeably with the term Company Business.

2.16 **Business Day** means any day other than Saturday, Sunday or any legal holiday observed in the State.

2.17 **Capital Account** means an account maintained for each Member in accordance with Regulation §1.704-1(b) and to which the following provisions apply to the extent not inconsistent with such Regulation:

- There shall be credited to each Member's Capital Account (a) such Member's Capital Contributions, or Capital Contributions made on behalf of a Member; (b) such Member's distributive share of Profits; (c) any items of income or gain specially allocated to such Member under section 4.4 of this Agreement; and (d) the amount of any Company liabilities (determined as provided in Code §752(c) and the Regulations thereunder) assumed by such Member or to which Property distributed to such Member is subject;

- There shall be debited to each Member's Capital Account (a) the amount of money and the Asset Value of any Property distributed to such Member pursuant to this Agreement; (b) such Member's distributive share of Losses; (c) any items of expense or loss which are specially allocated to such Member under 4.4 of this Agreement, and (d) the amount of liabilities (determined as provided in Code §752(c) and the Regulations thereunder) of such Member assumed by the Company or to which property contributed to the Company by such Member is subject;

- The Capital Account of any Transferee Member shall include the appropriate portion of the Capital Account of the Member from whom the Transferee Member's Interest was obtained.

- The Members intend that Capital Accounts be maintained in accordance with Regulation §1.704-1(b) and to accomplish that purpose the Manager is authorized to modify the manner in which the Capital Accounts are maintained and adjustments thereto, so that Capital Account balances will be equal to the amount of Company capital shown on the Company balance sheet as determined for book purposes, provided that such modifications and adjustments will not materially affect the amount distributed to any Member upon dissolution of the Company.

2.18 **Capital Contribution** means the amount of money and the Asset Value of any Property other than money contributed to the Company by a Member or on his behalf with respect to such Member's Interest in the Company. As provided in Regulation §1.704-1(b)(2)(iv)(d)(2), the principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the Member who is the maker thereof shall be treated as a Capital Contribution only when, and to the extent that, the maker of the note makes principal payments thereon or the Company makes a taxable disposition thereof.

2.19 **Cash Flow** means the interest from loans made by the Company. Cash Flow shall be determined separately for each fiscal year or portion thereof for all purposes of this Agreement.

2.20 **Cash Receipts** means all cash receipts received by the Company (other than from a sale, refinancing or disposition of the Company Investments or Property, or other special transaction) plus cash receipts from Company operations. Notwithstanding the foregoing, at the election of the Manager, Cash Receipts received near the end of a fiscal year and intended for use in meeting the Company's obligations in the subsequent fiscal year shall not be deemed received until such following year.

2.21 **Cash Expenditures** means all disbursements of cash during the year (excluding distributions to Members), including payment of operating expenses, payments of principal and interest on Company debt and the payment of fees, if any, to the Manager, Affiliates of the Manager and any other Persons.

2.22 **Certificate of Designation** means the certificate issued by the Manager with respect with a specific class of units which certificates sets forth the specific rights, powers, duties or preferences for a specific class of units in the Company.

2.23 **Class A Capital** means all capital available to the Class A Manager/Member including cash, distributions, fee income, cash flow not allocated to other Members, availability under lines of credit and contributions of the Class A Manager/Member. Class A capital excludes all other capital contributions and all distributions due to other members under section 4.2.

2.24 **Capital** means the sum of cash contributed by all Members plus re-invested quarterly distributions plus allocations of Net Proceeds from foreclosed assets.

2.25 **Code** means the Internal Revenue Code of 1986, as amended from time to time.

2.26 **Commercial Real Estate Loan** means all loans funded by the company for business or investment purposes to include development, land, construction, buildings, and other commercial real estate loan. The Company does not make loans to consumers or for consumer purposes.

2.27 **Commitment** means the Capital Contributions that a Member or Assignee is obligated to make under this Agreement.

2.28 **Company** means IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC, a limited liability company operated under the laws of Delaware, and any successor limited liability company.

2.29 **Company Business** means loan money secured by mortgages on real property. Company Business is used interchangeably with the term Business.

2.30 **Company Interest** means the rights of a Member or, in the case of an Assignee, the rights of the assigning Member in Distributions (liquidating or otherwise) and allocations of the profits, losses, gains, deductions, and credits of the Company.

2.31 **Company Investments** means Assets and Property, or interests therein, owned by the Company. The term Investments is used interchangeably with the terms Assets and Property.

2.32 **Company Liability** means any enforceable debt or obligation for which the Company is liable or which is secured by any Company Assets, Investments or Property.

2.33 **Company Property** means Assets and Investments, or interests therein, owned by the Company. The term Property is used interchangeably with the terms Assets and Investments.

2.34 **Consent** means either the consent given by vote at a meeting called and held in accordance with the provisions of this Agreement or the written consent, prior or subsequent as the case may be, of a Person to do the act or thing for which the consent is solicited, or the act of granting such consent, as the context may require.

2.35 **Reserved.**

2.36 **Default Interest Rate** means the higher of the legal rate or the then-current prime rate quoted by the largest commercial bank in the jurisdiction of the Company's Registered Office plus two percent (2%).

2.37 **Delinquent Member** means a Member or Assignee who has failed to meet the Commitment of that Member or Assignee.

2.38 **Depreciation** for any Fiscal Year or other period means the cost recovery deduction with respect to an Asset for such year or other period as determined for federal income tax purposes, provided that if the Asset Value of such asset differs from its Basis at the beginning of such year or other period, depreciation shall be determined as provided in Regulation §1.704-1(b)(2)(iv)(g)(3).

2.39 **Disposition (Dispose)** means any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

2.40 **Disqualified Member** means a Member with respect to whom a Disqualifying Event has occurred.

2.41 **Disqualifying Event** means any of the following with respect to a Member:

- Such Member's failure to timely make any Capital Contribution required by this Agreement;
- A purported transfer of all or any portion of such Member's Company's Interest other than in accordance with this Agreement;
- The occurrence of a Bankruptcy Event; or
- A determination by Members owning a majority of the Interests in the Company (not including the Interest owned by such Member) that such Member has acted (or failed to act) in a manner that reasonably can be expected to result in such Member becoming liable to indemnify the Company under any provision of this Agreement or could result in a Dissolution of the Company under the Act.

2.42 **Dissociation** occurs when a Member ceases to be a Member in the Company, whether by termination, withdrawal, or except as otherwise provided in this Operating Agreement.

2.43 **Distribution** means a transfer of Assets, Investments and Property to a Member on account of a Company Interest as described in Article 4.

2.44 **Effective Date** means December 18, 2009.

2.45 **Fiscal Year** means the taxable year of the Company for federal income tax purposes as determined by Code §706 and the Regulations thereunder. The fiscal year of the Company shall end on the thirty-first day of December in each year.

2.46 **Hereof, hereunder and words of similar import** refer to the terms and conditions of this entire Agreement.

2.47 **Interest** means the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled under this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement. The Interests of the Members in the Company are sometimes referred to as "Units."

2.48 **Investment** means Assets and Property, or interests therein, owned by the Company. The term Investment is used interchangeably with the terms Asset and Property.

2.49 **Investor** means a Person who purchases an Interest in the Company.

2.50 **Liquidating Event** means an event, the occurrence of which will result in the dissolution of the Company under Article 9 unless the Members agree to the contrary.

2.51 **Liquidator** means the Manager or, if there is no Manager, such person legally appointed to liquidate the Assets of the Company.

2.52 **Loan Portfolio** means all the Company's outstanding loans at any one time.

2.53 **Majority or Specified Percentage** means Members whose combined ownership of Units represents over fifty percent (50%), or such specified percentage, respectively, of the Units owned by all Members.

2.54 **Manager** means IMT, LLC, or any Person or Persons who, at the time of reference thereto, has been admitted as a Successor Manager or as an additional Manager. The Company may create different classes of Managers by issuing to that Manager specially designated Units. Member/Manager has the same meaning as Manager.

2.55 **Management Right** means the right of the Manager to manage the affairs of the Company or the right of a Member to participate in the management of the Company, including the Members' rights to information and to consent or approve actions of the Company by issuing to that Member specially designated Units.

2.56 **Member** means a person admitted to the Company as reflected in the Company's records. The Company may create different classes of Members

2.57 **Member Minimum Gain Chargeback.** Except as otherwise provided in Treasury Regulations § 1.704-2(1)(4), notwithstanding, any other provision of Section 4.4, if there is a net decrease in Member Nonrecourse Debt Minimum Gain (as defined below) attributable to a Member Nonrecourse Debt (as defined in Treasury Regulation § 1.704-2(b)(4)) during any fiscal year each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt determined in accordance with Treasury Regulations § 1.704-2(1)(5), shall be specially allocated a pro rata portion of items of Company net operating income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations § 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and 1.704-2(j)(2). This is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith. For purposes of this Operating Agreement, "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations § 1.704-2(i)(3).

2.58 **Minimum Gain Chargeback** means except as otherwise provided in Treasury Regulations § 1.704-2(t) notwithstanding any other provision of Section 4.4.2, if there is a net decrease in Company Minimum Gain, as defined in Treasury Regulations §§ 1.704-2(b)(2) and 1.704-2(d), during any Company fiscal year, each Member shall be specially allocated a pro rata portion of items of Company income and gain for such year (and, if necessary. subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations 1.704-2(f)(6) and 1.704-22(j)(2). This Section is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-21(f) and shall be interpreted consistently therewith.

2.59 **Money** means cash or other legal tender of the United States, or any obligation that is immediately reducible to legal tender without delay or discount. Money shall be considered to have a fair market value equal to its face amount.

2.60 **Money Market Funds** means Member contributions invested in a holding bank money market account.

2.61 **Mortgage Funds** means Member contributions invested in commercial real estate mortgages and/or deeds of trust.

2.62 **Net Losses** means the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

2.63 **Net Proceeds** means that in the event of foreclosure, the Net Proceeds will be calculated on the date of sale of real property by applying the sales price less the loan balance (or cost basis), less real estate commission, less legal costs for foreclosure and sale, and less closing costs, and allocated pro rata.

2.64 **Net Profits** means the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

2.65 **Notice** means a writing, containing the information required by this Agreement to be communicated to any Person, personally delivered to such Person or sent by certified mail, postage prepaid, or by reputable overnight air courier service (*e.g.*, Federal Express or United Parcel Service) to such Person at the last known address of such Person. The earlier of the date of personal delivery or the date of mailing or the date of delivery to the air courier thereof, as the case may be, shall be deemed the date of receipt of Notice. In the case of notices to the Members, such notices shall be sent to their address as shown from time to time on the records of the Company. Any Member may specify a different address by notifying the Manager in writing of such different address.

2.66 **Offsettable Decrease** means any allocation that unexpectedly causes or increases a deficit in the Member's Capital Account as of the end of the taxable year to which the allocation relates attributable to depletion allowances under §1.704(b)(2)(iv)(k) of the Regulations, allocations of loss and deductions under §§704(e)(2) or 706 of the Code or under §1.751-1 of the Regulations, or distributions that, as of the end of the year are reasonably expected to be made to the extent they exceed the offsetting increases to such Member's Capital Account that reasonably are expected to occur during or (prior to) the taxable years in which such distributions are expected to be made (other than increases pursuant to a Minimum Gain Chargeback).

2.67 **Operating Agreement** means this Operating Agreement including all Subscription Agreements, if any, and all amendments adopted in accordance with the Operating Agreement and the Act. This Operating Agreement is sometimes referred to as the Agreement. See definition of Agreement above.

2.68 **Organization** means a Person other than a natural person. Organization includes, without limitation, corporations (both non-profit and other corporations), partnerships (both limited and general), joint ventures, limited liability companies, and unincorporated associations, but the term does not include joint tenancies and tenancies by the entirety.

2.69 **Organization Expenses** means those expenses incurred in the organization of the Company including the costs of preparation of this Operating Agreement and the Articles of Organization.

2.70 **Permitted Transferee** means any member of the Member's Immediate Family, or an Organization controlled by such Member or by members of the Member's Immediate Family.

2.71 **Person** means a natural person, trust, estate, or any incorporated or unincorporated Organization permitted to be a member of a limited liability company under the laws of the State.

2.72 **Profits and Losses** for any Fiscal Year or other period means an amount equal to the Company's taxable income for federal income tax purposes for such year or period determined in accordance with Code §703(a) and the Regulations thereunder with the following adjustments:

- All items of income, gain, loss, and deduction of the Company required to be stated separately shall be included in taxable income or loss;
- Income of the Company exempt from federal income tax shall be treated as income;
- Expenditures of the Company described in Code §705(a)(2)(B) or treated as such expenditures under Regulation §1.704-1(b)(2)(iv)(i) shall be subtracted from taxable income;
- Gain or loss resulting from the disposition of Property from which gain or loss is recognized for federal income tax purposes shall be determined with reference to the Asset Value of such property; and
- Depreciation shall be determined based upon Asset Value instead of as determined for federal income tax purposes;

2.73 **Property** means Assets and Investments, or interests therein, owned by the Company. The term Property is used interchangeably with the terms Asset and Investments.

2.74 **Promissory Notes** means promissory notes of the Company which may be issued and which are secured by liens encumbering the Company Property.

2.75 **Pro Rata** means the proportionate share of each Member's Capital which proportion is calculated by dividing each Member's Capital by the sum of the loan portfolio and the Real Estate owned of the Company.

2.76 **Qualified Income Offset.** In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(10)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), a pro rata portion of items of Company gross income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the adjusted Capital Account deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Member would have an adjusted Capital Account deficit after all other allocations provided for in this Section have been tentatively made as if this Section were not in the Operating Agreement. The intent of this Section

4.4.4 is to comply with Reg. § 1.704-1(b) (2) (ii) (d).

2.77 **Real Estate Owned** means foreclosed assets or assets accepted in lieu of foreclosure that the company holds on it books.

2.78 **Regulations** means the federal income tax regulations, including temporary (but not proposed) regulations, promulgated under the Code.

2.79 **Related Person** means a Person having a relationship to a Member that is described in §1.751-4(b) of the Regulations.

2.80 **Reserves** means amounts allocated to cash reserves or availability under lines of credit maintained for working capital of the Company and contingencies related to the ownership and operation of the Company's Assets, Investments and Property.

2.81 **Sale or Refinancing** means any Company transaction not in the ordinary course of its business, including, without limitation, sales, exchanges or other dispositions of Company Assets, Investments and Property, including condemnations, recoveries of damage awards and insurance proceeds (other than business or rental interruption insurance proceeds), or any borrowing or refinancing; provided, however, that (a) Distributions which are deemed returns of capital solely for federal income tax purposes, (b) the payment of Capital Contributions by the Members, or (c) any refunds of Capital Contributions or cash portions of the purchase price or cash deposits on the purchase price paid by the Company for the Assets, Investments or Property shall not be deemed a Sale or Refinancing.

2.82 **Sale or Refinancing Proceeds** means all Cash Receipts of the Company arising from a Sale or Refinancing less the following:

- the amount of cash paid or to be paid in connection with or as an expense of such Sale or Refinancing, and, with regard to damage recoveries or insurance or condemnation proceeds, cash paid or to be paid for repairs, replacements or renewals resulting from damage to or partial condemnation of the affected Property;
- the amount necessary for the payment of all debts and obligations of the Company arising from or otherwise related to the particular Sale or Refinancing; and
- any amount set aside by the Manager for Reserves.

2.83 **Schedule 1** is a schedule, as amended from time to time, of the Manager.

2.84 **Schedule 2** is a schedule, containing definitions.

2.85 **Special Power of Attorney** means that right or power given to the Manager in section 11.12 to perform certain acts in behalf of the Members.

2.86 **Sharing Ratio** with respect to any Member means the percentage of ownership in the Company.

2.87 **State** means the state of Delaware.

2.88 **Subscription Agreement** means the agreement between a Member and the Company under which the Member acquires his Interest in the Company and acknowledges this Operating Agreement.

2.89 **Substitute Member** means any Person admitted to the Company as a Member pursuant to the provisions of section 7.8.

2.90 **Taxable Year** means the Company's taxable year as determined under §706 of the Code.

2.91 **Taxing Jurisdiction** means any federal, state, local or foreign government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

2.92 **Term** commences on the Effective Date until terminated as hereafter provided.

2.93 **Transferee Member** means any Member who has acquired all or any portion of his Interest in the Company from another Member.

2.94 **Unit** means one Unit has a value of $1.00 less allocated losses and means that the Member is entitled, Pro Rata, tothe income as set forth in the Certificate of Designation for that class.

2.95 **Unrelated Third Party** means any Person who is not a member of a Member's Immediate Family.

CERTIFICATE OF DESIGNATION
OF
CLASS AAA UNITS
OF
IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC

That pursuant to the authority conferred upon the Manager pursuant to Section 3 and Section 5 of the Operating Agreement dated effective August 23, 2011 (the "Operating Agreement") of IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC, a Delaware limited liability company (the "Company"), the Company creates a class of Five Million (5,000,000) Units designated as Class AAA and the voting powers, allocation of profit and losses and the qualifications, limitations or restrictions thereof on Class AAA Units, are as follows:

1. **Terms.** All terms of the Company's Operating Agreement apply to Members owning Class AAA Units. To the extent any term of the Operating Agreement is in conflict with this Certificate of Designation, the terms of this Certificate of Designation shall control.

2. **Authorized Units.** The Company shall be authorized to issue not more than Five Million (5,000,000) Class AAA Units. Class AAA Units are non-voting units.

3. **Member's Account.** Capital contributed by a Member shall be accounted for in a separate account ("Member Account") maintained by the Company. Each Class AAA Member Account shall be invested pro rata in either real estate loans ("Class AAA Mortgage Funds") or in Money Market Funds, as the Manager so determines.

4. **Distributions of Cash, Allocations of Profit and Losses and Capital Accounts.**

4.1 Class AAA Members are allocated the first profits of the Company to achieve a minimum return of five percent (5%) APY on their capital. The profits are split eighty percent (80%) to Class AAA and twenty percent (20%) to Class A; however, no profits shall be distributed to Class A unless the Class AAA members have achieved at least a six percent (6%) return.

4.2 Except as otherwise provided by the Operating Agreement or required by law, cash distributions shall be made to the Members owning Class AAA Units on the following basis.

4.2.1 Cash Distributions. Cash Flow shall be distributed as follows:

(a) Eighty percent (80%) of all Net Income or a five percent (5%) return APY on capital invested, whichever is greater, shall be distributed to Class AAA Members no less than quarterly.

(b) Cumulative losses on foreclosures in any fiscal year will be allocated to Class AAA members' respective prorata share.

(c) Class A Members shall receive all cash distributions not made to Class AAA Members and other Class members.

4.3 Cash Flow Re-Invested. The Company shall automatically purchase additional Class AAA Units with the Cash Flow allocated to a Class AAA Member unless written notice is provided to the Company to the contrary. The Purchase Price shall be One Dollar ($1.00) per Unit. At such time the Five Million (5,000,000) unit limit has been reached on the Class AAA units, then any additional quarterly distributions paid to Class AAA members will be paid in cash. If the Member does not wish the Company to automatically re-invest the Cash Flow, the Member shall provide thirty (30) day prior written notice to the Company stating that the Member wishes to withdraw all Cash Flow distributions.

4.3.1 Return of Class AAA Capital.

(a) Class AAA members should not expect to receive any capital withdrawals during the five (5) year life of the fund.

(b) Sale or transfer of Class AAA to a new member or existing member is the only method that a Class AAA member can expect to receive any capital during the five (5) year life of the fund.

(c) The Company reserves the right to purchase any member's units at any time.

(d) At the five (5) year terminal date, if the company does not sell its loan portfolio and operations to another financial institution, then for any loan that is paid in full by the borrower, which loan(s) were made to that borrower from a Class AAA Capital Account, that Member shall have the right to withdraw Pro Rata their share of capital of that loan. The Company will distribute to the Member their Pro Rata share of the Member's Class AAA Capital of each loan payoff as the loan payoffs occur or from sale of other company assets or from cash flow.

(e) The Company at its sole discretion at any time may elect to immediately repay Members their requested Class AAA Capital withdrawal provided that the Company determines it has sufficient cash on hand or sufficient capital to make such an immediate payment of capital. A return of a Members Class AAA Capital shall reduce the Member's Units by one Unit for each One Dollar ($1.00) of Class AAA Capital withdrawn.

****

Idaho Mutual Trust Community Finance Co-op, LLC
A Delaware Limited Liability Company

SUBSCRIPTION AGREEMENT FOR CLASS AAA UNITS

Member Name : ________________________________

1) **Subscription.** The undersigned applies to become a Class AAA Member in IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC, (the "Company"), a limited liability company formed under the laws of the State of Delaware, and agrees to purchase the number of member Class AAA units in the Company set forth in paragraph 6, which, at the time of this subscription, represents _____ ___ units in the Company (the "Class AAA Units"). The purchase shall be made in accordance with the terms of this agreement and shall be subject to the Operating Agreement Effective August 23, 2011, of IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC (the "Operating Agreement"), a copy of which has been provided to the subscriber and the Certificate of Designation for Class AAA Units attached hereto ("Certificate of Designation").

2) **Representations and Warranties.** The undersigned acknowledges, represents, warrants and agrees as follows:

   a) The undersigned has received and has carefully reviewed the Operating Agreement, Offering Circular (including the section entitled "Risk Factors,") and Certificate of Designation and has discussed the Company's business with the Members of the Manager. The undersigned has relied in making this investment only on the information contained in the Offering Circular, Operating Agreement, and Certificate of Designation and information otherwise provided to him in writing by the Company. The undersigned represents that all documents pertaining to this investment have been made available for inspection to his attorney and/or his accountant. The undersigned and/or his advisors, if any, have had a reasonable opportunity to ask questions of, and receive answers from, the Company, or a person or persons acting on its behalf, concerning the offering of the Class AAA Units, and all such questions have been answered to the full satisfaction of the undersigned. No oral representations have been made or oral information furnished to the undersigned or his advisors in connection with the offering of the Class AAA Units which were not subsequently provided in writing.

   b) The undersigned:

      i) Has adequate means of providing for his current needs and possible contingencies;

      ii) Has no need for liquidity in this investment; and

iii) Has such knowledge and experience in business and financial matter, including the analysis of a participation in offerings of non-listed securities, is capable of evaluating the merits and risks of an investment in Class AAA Units, or is being advised by others of such that they and he together are capable of making such evaluation.

iv) Has a minimum gross income of $70,000 and a minimum net worth of $70,000, exclusive of auto, home, and home furnishings, or has a minimum net worth of $250,000, exclusive of auto, home, and home furnishings.

c) The undersigned understands that the sale of the Class AAA Units is being made pursuant to a Regulation A offering under the Securities Act of 1933, as amended ("Act").

d) The undersigned represents that the Class AAA Units are being purchased solely for his own account for investment purposes only and not for the account of any other person and not for distribution, assignment or resale to others and that no other person has a direct or indirect beneficial interest in such Class AAA Units.

e) The undersigned understands that he may not be able to sell or dispose of his Class AAA Units as there is no public market for them. In addition, the undersigned understands that his right to transfer the Class AAA Units will be subject to the conditions set forth in the Operating Agreement, including consent of the Company and its members. The Class AAA Units are also subject to restrictions against transfer unless the transfer is not in violation of the Act and applicable state securities laws. The undersigned understands that the Company and its members will not consent to a transfer of any Class AAA Units where such transfer would violate a state or federal security law.

f) The undersigned understands that legends will be placed on any certificates or other documents evidencing the Class AAA Units with respect to the above restrictions on assignment, resale or other disposition of the Class AAA Units.

g) The undersigned understands that money contributed to the Company shall be held in a "Member's Account" as defined in the Company's "Operating Agreement." The Member shall have the right to withdraw his capital contribution made to the Company according to the terms of the Certificate of Designation.

h) The undersigned understands that Class AAA Members shall only receive the distributions as set forth in the Company's Operating Agreement and/or as provided in the Certificate of Designation for Class AAA Units.

i) The undersigned acknowledges the offering may involve tax consequences and the contents of the offering documents do not contain tax advice. The subscriber acknowledges he must retain his own professional advisors to evaluate the tax and other consequences of an investment in the Class AAA Units.

3) **Adoption of Operating Agreement.** The undersigned adopts, accepts and agrees to be bound by all the terms and provisions of the Operating Agreement and to perform all obligations imposed upon a member with respect to the Class AAA Units purchased. Upon acceptance of this subscription by the Company, the undersigned shall become a Class AAA Member and shall be entitled to receive the distributions only as so provided in the Company's Operating Agreement and/or in the Certificate of Designation.

4) **Indemnification.** The undersigned agrees to indemnify and hold harmless the Company and its members, agents, employees and affiliates from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of the undersigned to fulfill any of the terms or conditions of this agreement, or by reason of any breach of the representations and warranties made by the undersigned or in connection with the Operating Agreement, or in any document provided by the undersigned to the Company.

5) **Miscellaneous.**

a) The undersigned represents and agrees that he will own all the Class AAA Units to be purchased free and clear of all liens and encumbrances and agrees that he will not encumber or grant any security interest in or file a financing statement with respect to such Class AAA Units, or permit any of the foregoing, without the prior written consent of the Company and further represents that he has not done so.

b) The undersigned agrees not to transfer or assign this agreement, or any of the undersigned's interest herein, and further agrees that the transfer or assignment of the Class AAA Units acquired pursuant to this agreement shall be made only in accordance with the Operating Agreement and all applicable laws.

c) The undersigned agrees that he may not cancel, terminate or revoke any part of this agreement, and that this agreement shall survive the death or disability of the undersigned and shall be binding upon the undersigned's heirs, executors, administrators, successors and assigns.

d) Notwithstanding any of the representations, warranties, acknowledgments or agreements made in this agreement by the undersigned, the undersigned does not in any manner waive any rights granted to the undersigned under federal or state securities laws.

e) This agreement constitutes the entire agreement among the parties with respect to the subject matter of this agreement and may be amended only by a writing executed by all parties.

f) This agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Idaho.

g) Within five (5) days after receipt of a written request from the Company, the undersigned agrees to provide such information and to execute and deliver such documents as may be reasonably necessary to comply with any and all laws and ordinances to which the Company is subject.

6) **Subscription and Method of Payment.** The undersigned acknowledges that the subscription is for ________ Class AAA Units at the total purchase price of $__________. The total purchase price may be paid in installments by the Company delivering written notice to the undersigned requesting an installment payment. The notice shall state the amount of the capital to be contributed and the undersigned shall, within forty-eight (48) hours, deliver to the Company the amount so stated in the notice up to but not exceeding the total purchase price. The Class AAA Units shall be issued to the undersigned as installments on the purchase price are paid by the undersigned.

Dated: ___________, 2011.

____
Signature

____
Type or Print Name

_____ - ______ - ______
Social Security Number

____
Street Address

____
Mailing Address

____
City, State, Zip Code

(____) - _____ - _________
Phone Number

____
Email

IDAHO MUTUAL TRUST, LLC SERVICING AGREEMENT

Portfolio: Idaho Mutual Trust Community Finance Co-op, LLC
Client: Idaho Mutual Trust Community Finance Co-op, LLC

This Servicing Agreement (the "Agreement") is dated effective January 15, 2011, and is between Idaho Mutual Trust, LLC located at 12594 W Explorer Dr Suite 100 Boise, Idaho 83713, telephone: 208-287-3000 facsimile: 208-639-8169 ("Servicer"), and Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company, whose signature appears below (the "Client").

1. Scope. Client retains Servicer as Client's agent to employ commercially reasonable and prudent practices to originate, underwrite, fund, service, and collect all scheduled payments on the Portfolio identified above (the "Portfolio") and attached as Exhibit A. Servicer shall consult with and follow instructions from Client.

2. Term and Termination. This Agreement shall commence when all necessary Client company and disclosure documents are filed and approved by the SEC and the Idaho Department of Finance. It shall terminate when any of these events occur: (a) at the dissolution of Idaho Mutual Trust Community Finance Co-op, LLC; or (c) 30 days written notice by either Servicer or Client. At termination, Client shall immediately reimburse Servicer for any outstanding advances or expenses paid by Servicer on Client's behalf.

3. Services Provided.

A. Specific Servicing Functions. Servicer shall: (a) Advertise loan programs available from client, (b) gather and analyze borrower and property information in order to determine suitability of loan request (c) present recommendation to Client for loan approvals, (d) prepare loan documents including, as needed, Promissory Notes, Deeds of Trusts, Mortgages, Guarantees, Resolutions, and other loan documents, (e) coordinate with banks and title companies to fund loans, (f) issue payoff demands, (g) demand, receive and collect all Portfolio payments, deposit them into Client's account; (h) provide all book keeping and accounting functions including maintaining income and expense details, balance sheet detail, reconcile all bank account balances and loan portfolio balances, and provide information and support to public accounts who will prepare tax Client's tax returns and annual financial statements, (i) answer borrower inquiries, and requests; (j) grant appropriate payment deferrals or extension of the maturity with prior written approval by Client; (k) monitor property insurance; (l) file 1099 tax reports as needed; (m) provide reports monthly to Client regarding the portfolio performance, bank accounts, collections, and collateral (n) execute and deliver on Client's behalf and in Clients' name any documents necessary or convenient for the exercise of any rights or duties which Client may have under the loans; and (o) with the consent of Client, as the case may be, initiate and direct foreclosure and possession of the collateral. Servicer may produce a copy of this Agreement as evidence of its authority.

B. Outside of Scope of Compensation. The following services, functions, and actions of Servicer are outside of the scope of normal servicing. Servicer will perform the following, at direction of Client and Lender, for additional fees and cost reimbursement paid to Servicer: a) retain counsel to take such actions necessary to protect Client's interest in loans and collateral, b) in the event of borrower that files bankruptcy, retain counsel to file motion of stay relief, to take further action in borrowers bankruptcy to protect Client's interest, c) sell or market for sale any real estate owned by Client, d) make payment of insurance premium or real estate taxes, and e) prepare tax returns.

4. Protective Advances. At direction of Client, using Client's funds, will make such advances as approved by Client that are necessary and prudent to protect and to collect Client's interest in the debt and collateral.

5. Loan Files. Servicer shall retain custody as agent for Client of the original loan documents and title insurance for all debt.

6. Compensation. For its services outlined in Section 3.A., Servicer shall be paid a per loan fee of $3,500 which includes all salaries, payroll taxes, employee health insurance, rent, utilities, copiers and printers, phones, internet, in-house legal counsel for services performed in 3.A., licenses, bank charges, postage,

credit reports, office property and office liability insurance. Compensation will be earned and invoiced upon funding of each loan.

7. Release. Client further understands and agrees that the security for any debt is directly related to the equity in the security and the sales price a willing buyer is agreeable to pay. Client understands that the value or saleability of the collateral can change at any time and therefore, that equity in the security can increase or decrease. Client hereby releases Servicer from any liability whatsoever in connection with the determination and realization of the value of the security.

8. No Duty to Verify Information. Client further understands and agrees that Servicer shall rely on all information transmitted and provided to Servicer from Client and Lender. Servicer does not have a duty to Client to research any information given to Servicer as to the correctness of such information.

9. Indemnification. Client hereby indemnifies Servicer from any and all liability, including attorney's fees and costs incurred in defending a legal action naming Servicer as defendant, which might arise during the course of or subsequent to Servicer's execution of its duties hereunder, including but not limited to being named as defendant based on former actions unless said liability arises due to Server's own negligence or mistake as determined by a court of competent jurisdiction. Additionally, Client holds Servicer harmless against any losses caused by collision or other hazard on non-insured collateral. Additionally, Client holds Servicer harmless against any losses caused by Notices of Defaults and/or collections or foreclosures.

10. Arbitration. All disputes between the parties and/or the borrowers, and their respective officers, directors, agents, employees and assignees, arising out of this Agreement or relating to the Client's debt and loans, including, the arranging and servicing of the loans and any services in connection with collateral acquired, shall be determined by binding arbitration under the applicable rules of the American Arbitration Association. Judgment on the arbitrators' award may be entered in any court having jurisdiction. Client acknowledges that by agreeing to arbitration, Client is waiving Client's right to have the dispute litigated in a court or jury trial, with rights of discovery, application of the rules of evidence and appeal.

11. Binding Agreement. This Agreement shall bind and insure to the benefit of all the heirs, executors, administrators, successors and assigns of the parties.

The undersigned "CLIENT" understands that a portion of said servicing fee(s) might be paid to outside parties who may, or may not, provide referral, finder or other services. Such persons may include, but are not limited to, individuals or corporations licensed by the Department of Real Estate or by other governmental or regulatory entities.

Dated: 7-24-12

CLIENT:

Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company

By IMTCF, LLC, an Idaho limited liability company, as the Manager of Idaho Mutual Trust Community Finance Co-op, LLC

Tom Buuck, Member of Manager, IMT II, LLC

Dated: 7-24-12

SERVICER:
Idaho Mutual Trust, LLC, an Idaho limited liability Company

Tom Buuck, Member of Manager

SUBLEASE

1. PARTIES

This Sublease, dated December 1, 2011, is made between Idaho Mutual Trust, LLC ("Sublessor"), and Idaho Mutual Trust Community Finance Co-op, LLC ("Sublessee").

2. PREMISES

Sublessor hereby subleases to Sublessee on the terms and conditions set forth in this Sublease the following portion of the Master Premises ("Premises"): **One cubicle including use of conference room, workroom/kitchen, reception and restrooms, located at 12594 W. Explorer, Dr., Suite 100, Boise, Idaho 83713. Sublessor has the option to move the Sublessee during the course of the term with a thirty (30) day notice.**

3. WARRANTY BY SUBLESSOR.

Sublessor warrants and represents to Sublessee that the Master Lease has not been amended or modified except as expressly set forth herein, that Sublessor is not now, and as of the commencement of the Term hereof will not be, in default or breach of any of the provisions of the Master Lease, and that Sublessor has no knowledge of any claim by Lessor that Sublessor is in default or breach of any of the provisions of the Master Lease.

4. TERM

The Term of this Sublease shall commence on February 1, 2012 ("Commencement Date"), or when Lessor consents to this Sublease (if such consent is required under the Master Lease), whichever shall last occur, and shall continue for five (5) years, unless otherwise sooner terminated in accordance with the provisions of this Sublease. In the event the Term commences on a date other than the Commencement Date, Sublessor and Sublessee shall execute a memorandum setting forth the actual date of commencement of the Term. Possession of the Premises ("Possession") shall be delivered to Sublessee on the commencement of the Term. If for any reason Sublessor does not deliver Possession to Sublessee on the commencement of the Term, Sublessor shall not be subject to any liability for such failure, the Termination Date shall not be extended by the delay, and the validity of this Sublease shall not be impaired, but rent shall abate until delivery of Possession. Notwithstanding the foregoing, if Sublessor has not delivered Possession to Sublessee within thirty (30) days after the Commencement Date, then at any time thereafter and before delivery of Possession, Sublessee may give written notice to Sublessor of Sublesse's intention to cancel this Sublease. Said notice shall set forth an effective date for such cancellation which shall be at least ten (10) days after delivery of said notice to Sublessor. If Sublessor delivers Possession to Sublessee on or before such effective date, this Sublease shall remain in full force and effect. If Sublessor fails to deliver Possession to Sublessee on or before such effective date, this Sublease shall be cancelled, in which case all consideration previously paid by Sublessee to Sublessor on account of this Sublease shall be returned to Sublessee, this Sublease shall thereafter be of no further force or effect, and Sublessor shall have no further liability to Sublessee on account of such delay or cancellation. If Sublessor permits Sublessee to take Possession prior to the commencement of the Term, such early Possession shall not advance the Termination Date and shall be subject to the provisions of this Sublease, including without limitation the payment of rent.

5. RENT

5.1 Minimum Rent. Sublessee shall pay to Sublessor as minimum rent, without deduction, setoff, notice, or demand, at 12594 W. Explorer Dr., Suite 100, Boise, Idaho 83713, or at such other place as Sublessor shall designate from time to time by notice to Sublessee, the sum of **One Hundred & 00/100 Dollars ($100.00) per month**, in advance on the first day of each month of the Term. Sublessee shall pay to Sublessor upon execution of this Sublease the sum of N/A as rent for N/A. If the Term begins or ends on a day other than the first or last day of a month, the rent for the partial months shall be prorated on a per diem basis. Additional provisions: **See attached Exhibit "A" for services provided.**

6. SECURITY DEPOSIT.

Sublessee shall deposit with Sublessor upon execution of this Sublease the sum of **$00.00**.

7. USE OF PREMISES.

The Premises shall be used and occupied only for **General Office Use**, and for no other use or purpose.

8. ASSIGNMENT AND SUBLETTING.
Sublessee shall not assign this Sublease or further sublet all or any part of the Premises.

9. OTHER PROVISIONS OF SUBLEASE.
All applicable terms and conditions of the Master Lease are incorporated into and made a part of this Sublease as if Sublessor were the lessor thereunder, Sublessee the lessee thereunder, and the Premises the Master Premises.

Sublessee assumes and agrees to perform the lessee's obligations under the Master Lease during the Term to the extent that such obligations are applicable to the Premises, except that the obligation to pay rent to Lessor under the Master Lease shall be considered performed by Sublessee to the extent and in the amount rent is paid to Sublessor in accordance with Section 6 of this Sublease. Sublessee shall not commit or suffer any act or omission that will violate any of the provisions of the Master Lease. Sublessor shall exercise due diligence in attempting to cause Lessor to perform its obligations under the Master Lease for the benefit of the Sublessee. If the Master Lease terminates, this Sublease shall terminate and the parties shall be relieved of any further liability or obligation under this Sublease, provided however, that if the Master Lease terminates as a result of a default or breach by Sublessor or Sublessee under this Sublease and/or the Master Lease, then the defaulting party shall be liable to the nondefaulting party for the damage suffered as a result of such termination. Notwithstanding the foregoing, if the Master Lease gives Sublessor any right to terminate the Master Lease in the event of the partial or total damage, destruction, or condemnation of the Master Premises or the building or project of which the Master Premises are a part, the exercise of such right by Sublessor shall not constitute a default or breach hereunder.

10. ATTORNEYS' FEES.
If Sublessor, Sublessee, or Agent shall commence an action against the other arising out of or in connection with this Sublease, the prevailing party shall be entitled to recover its costs of suit and reasonable attorney's fees.

11. PARKING.
There is no parking associated with this Sublease. Sublessee would have the sole responsibility of obtaining parking spaces in the area.

12. NOTICES.
All notices and demands which may or are to be required or permitted to be given by either party on the other hereunder shall be in writing. All notices and demands by the Sublessor to Sublessee shall be sent by United States Mail, postage prepaid, addressed to the Sublessee at the Premises, and to the address hereinbelow, or to such other place as sublessee may from time to time designate in a notice to the Sublessor. All notices and demands by the Sublessee to Sublessor shall be sent by United States Mail, postage prepaid, addressed to the Sublessor at the address set forth herein, and to such other person or place as the Sublessor may from time to time designate in a notice to the Sublessee.

To Sublessor: **12594 W. Explorer Dr., Suite 100, Boise, Idaho 83713**

To Sublessee: **12594 W. Explorer Dr., Suite 100, Boise, Idaho 83713**

Date: 7/25/12	Date: 7-24-12
Sublessor: [signature]	Sublessee: [signature]
By: Dan Bureau	By: Tom Buuck
Title: Senior Vice President	Title: Manager of the Manager

****
**

CONSULT YOUR ADVISORS - This document has been prepared for approval by your attorney. No representation or recommendation is made by either party or their representatives as to the legal sufficiency or tax consequences of this document or the transaction to which it relates. These are questions for your attorney.

In any real estate transaction, it is recommended that you consult with a professional, such as a civil engineer, industrial hygienist or other person, with experience in evaluating the condition of the property, including the possible presence of asbestos, hazardous materials and underground storage tanks.

Exhibit A

Additional Provisions

- The Sublessor will supply some furniture during the term of the lease, which will remain after the lease expires.
- The Sublessor will provide free internet service, hand set telephones with telephone numbers and digital phones with message service, receptionist, and use of the copier/scanner/fax machine.

IMPOUND OF FUNDS AGREEMENT

This Agreement is entered into October 13, 2011, between Idaho Mutual Trust Community Finance Co-op, LLC (the "Company") located at 12594 W Explorer Dr. Suite 100 Boise, ID and Home Federal Bank (the "Impound Agent") located at 3405 E. Overland Road Suite 206 Meridian, Idaho 83642.

The Company has applied for a Regulation A filing of its securities with the Securities and Exchange Commission and the Idaho Department of Finance (the "Administrator") and, if applicable, with the Administrator of Securities of other states. The terms of the offering stipulate that sales from the securities be held in a third party account until a minimum of $500,000 of securities sales is achieved out of the $5,000,000 in securities offered. The Impound Agent represents that it is a regulated financial institution with FDIC insurance or that it will hold the funds in an account at a regulated financial with FDIC insurance. The Impound Agent is willing to act as the Impound Agent and to hold the funds under this Agreement.
The Company and the Impound Agent agree as follows:

Deposit of Funds

1. The Company and its agents will instruct subscribers to make their checks payable to an impound account with the Impound Agent to be designated the "Idaho Mutual Trust Community Finance Co-op, LLC Impound Account" (the "Impound Account") or to wire funds directly into the Impound Account. The Company will provide the Impound Agent with a copy of each executed Subscription Agreement together with the Impound Funds. The Company will provide the Impound Agent with the name, address and social security or other tax identification number of each subscriber and the date and amount of each subscription.
2. If the Company receives a check, within 2 business days after the Company receives the monies, the Company will deposit all monies that it receives from the sale of securities (the "Impound Funds") into the Impound Account.
3. If the Impound Agent received checks that fail to clear the bank on which they are drawn, the Impound Agent will return those checks, together with the related Subscription Agreement, to the subscriber. The Impound Agent will send a copy of the returned checks and related Subscription Agreements to the Company.

Keeping of Funds

4. The Impound Agent will keep the Impound Funds, segregated in the Impound Account, for investment purposes, until the Impound Agent releases the Impound Funds to the Company or returns them to the subscribers under paragraph 7 or 8, below.

5. Unless the Administrator directs to the contrary, the Impound Agent will invest the funds deposited in the Impound Account as directed by the Company in liquid investments, such as bank certificates of deposit or United States treasury bills, or savings accounts.

6. Impound Funds are not assets of the Company and are not subject to judgment or creditors' claims against the Company until the Impound Funds are released to the Company under this Agreement.

Release or Return of Funds

7. If at any time before the 1st day of November 2012 (the "Closing Date"), the funds deposited in the Impound Account amount to or exceed $500,000 (the "Minimum Subscription"), then the Impound Agent will release those funds along with accumulated earnings to the Company.

8. If by the Closing Date, the funds deposited in the Impound Account do not equal or exceed the Minimum Subscription, the Impound Agent will

   (a) advise the Company in writing that it has not received the Minimum Subscription, and

   (b) will return to each subscriber the amount the Impound Agent received on behalf of that subscriber.

9. The Impound Agent will divide any interest earned on the Impound Account between the subscribers based on their subscription and pay that to them.

Extension of Closing Date

10. There is no provision for an extension of the Closing Date.

Cancellation, Revocation or Suspension of Registration

11. If, at any time before the Impound Agent releases the funds as provided in Paragraph 7 or 8 of this Agreement, the Company or the Administrator advises the Impound Agent that the offering has been cancelled, revoked or suspended, the Administrator or the Company may direct the Impound Agent;

(a) not to release the funds in the Impound Account until further notice, or

(b) to release to each subscriber the amount that the Impound Agent received on behalf of that subscriber together with interest as set out in paragraph 9.

Termination of Agreement

12. This Agreement will terminate once the Impound Agent has released all funds from the Impound Account in accordance with this Agreement.

Duty of Impound Agent

13. The Impound Agent will act as a depository only, and its sole responsibility will be to act in accordance with the terms of this Agreement.

Records of Impound Agent

14. The Impound Agent will keep records (the "Records") that disclose

(a) the names, addresses, telephone numbers and tax identification numbers of the subscribers,

(b) the amount received on behalf of each subscriber,

(c) the amount and date of the securities purchased,

(d) the date that the Impound Agent released or returned the funds held in the Impound Account

15. The Impound Agent will provide to the Administrator, on request, true, complete and current copies of the Records.

Impound Agent Compensation.

16. The Company will pay the Impound Agent reasonable compensation for its services in the amount of a minimum $1,000.00 for the first 10 subscription transactions with an additional fee of $50.00 for each subscription transaction in excess of 10.

Scope of Agreement

17. This Agreement will be for the benefit of, and binding on, the Company, the Impound Agent and their successors, the subscribers and their heirs, assignees, beneficiaries, executors, administrators and their legal representatives. If, for any reason, the Impound Agent named in this Agreement is unable or unwilling to continue to act as an impound agent, then the Company may substitute, with the consent of the Administrator, another person to serve as Impound Agent.

IN WITNESS WHEREOF, the parties have executed this Agreement the 13th day of October, 2011.

COMPANY:____________________________

By: IMTCFC, LLC Manager

By Tom Buuck

Its: Manager

IMPOUND AGENT: Home Federal Bank

By ____________________________

Deanna Turner

Its: Treasury Management Team Lead

SCOTT A. TSCHIRGI, CHARTERED
209 WEST MAIN STREET
BOISE, IDAHO 83702
PHONE: 208-287-8200 | FAX: 208-287-8202

SCOTT A. TSCHIRGI
JAYNE T. DAVIS*
*ALSO LICENSED IN OREGON

SCOTT A. TSCHIRGI
DIRECT DIAL: 208-287-5554
EMAIL: SAT@SATCHARTERED.COM

March 12, 2012

SEC Headquarters
100 F Street, NE
Washington, DC 20549

RE: Legal Opinion regarding Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company.

Ladies and Gentleman:

This firm represents Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company (the "Company"). We are of the opinion as follows:

1. The Company has been dually formed and is a validly existing limited liability company in good standing under the laws of the state of Delaware.

2. The Company has the requisite power to own its property and assets and to conduct its business as it is currently being conducted, and to the best of our knowledge is, or will be, qualified to do business and is in good standing in each jurisdiction in the United State in which ownership of its property or the conduct of its business requires such qualification.

3. The Company's Operating Agreement dated August 23, 2011 ("Operating Agreement") authorizes the Company to issue 5 million (5,000,000) Class AAA Membership Units, without par value. The rights, preferences, and privileges of the Class AAA Membership Units are as stated in the Company's Operating Agreement.

4. When the Company has received the entire purchase price, the Class AAA Membership Units will be legally issued, fully-paid and non assessable.

Very truly yours,

Scott A. Tschirgi

What are Investment Units?
The investment units are senior equity Class AAA membership in Idaho Mutual Trust Community Finance Co-op, LLC. They are not a Certificate of Deposit and are not backed by the FDIC or any other governmental agency.

Who is Idaho Mutual Trust Community Finance Co-op?
Idaho Mutual Trust Community Finance Co-Op is an affiliate of Idaho Mutual Trust. Idaho Mutual Trust has been serving Idaho and the Northwest since 2003 and has funded in excess of $200,000,000 in loans to small businesses, builders, and entrepreneurs. Idaho Mutual Trust is the loan administrator and loan servicer for all of the loans funded by Idaho Mutual Trust Community Finance Co-op. Idaho Mutual Trust Community Finance Co-op funds construction loans, acquisition loans for investment real estate, small business loans and secured by real estate. We are located at 12594 W Explorer Dr Suite 100 Boise, ID 83713.

Who can invest in the Class AAA units?
Class AAA units are available to current residents and entities of Idaho. We plan to offer the investment to other state residents including Oregon, Washington, California, Wisconsin, and Montana. The minimum investment is $5,000.

How does my investment help the community?
Our primary focus is construction lending which creates over 30 jobs per loan. Tradesman, craftsman, technicians, and work force labor all earn contracts for work on each construction loan we fund. Our target is to fund $5,000,000 - $10,000,000 in loans per year which goes directly to supporting construction jobs.

Can I access my funds before December 31, 2016?
Your investment should not be expected by you to be redeemed prior to December 31, 2016. The Company reserves the right to redeem any investor's units at anytime; however, the Company does guarantee that it will redeem any investor units during the investment period. You are allowed to transfer your investment to family, friends, and charities or to sell it to another approved third party purchaser.

How can I obtain more information?
You can request information electronically, or call the Investor Relations department at 208.639.8165.

Are these securities registered?
The Company's offering has been registered with The Department of Finance for Idaho. The Company's securities are being offered pursuant to Regulation A. Regulation A is a United States Securities and Exchange Commission ruling that allows for simplified regulation for companies with offerings of $5 million or less. In the future, the Company's offering may also be regulated by the state regulatory agencies for Oregon, Montana, Washington, Wisconsin, and California or wherever our investment is sold.

This announcement is neither an offer to sell, nor a solicitation of an offer to sell, Class AAA units. An offer can be made only by the Circular Offering dated October 21, 2011 and the related Circular Offering Exhibits or Supplements

Form U-2

Form U-2 Uniform Consent to Service of Process

Know all men by these presents:

That the undersigned Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company, organized under the laws of Delaware for purposes of complying with the laws of the States indicated hereunder relating to either the registration or sale of securities, hereby irrevocably appoints the officers of the States so designated hereunder and their successors in such offices, its attorney in those States so designated upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of, or in connection with, the sale of securities or out of violation of the aforesaid laws of the States so designated; and the undersigned does hereby consent that any such action or proceeding against it may be commenced in any court of competent jurisdiction and proper venue within the States so designated hereunder by service of process upon the officers so designated with the same effect as if the undersigned was organized or created under the laws of that State and have been served lawfully with process in that State.

It is requested that a copy of any notice, process or pleading served hereunder be mailed to:

Idaho Mutual Trust Community Finance Co-op, LLC
12594 W. Explorer Drive, Suite 100
Boise, Idaho 83713

Place an "X" before the names of all the States for which the person executing this form is appointing the designated Officer of each State as its attorney in that State for receipt of service of process:

___ALABAMA	Secretary of State	___FLORIDA	Department of Banking and Finance
___ALASKA	Administrator of the Division of Banking and Corporations, Department of Commerce and Economic Development	___GEORGIA	Commissioner of Securities
___ARIZONA	The Corporation Commission	___GUAM	Administrator, Department of Finance
___ARKANSAS	The Securities Commissioner	___HAWAII	Commissioner of Securities
_X_CALIFORNIA	Commissioner of Corporations	_X__IDAHO	Director, Department of Finance
___COLORADO	Securities Commissioner	___ILLINOIS	Secretary of State
___CONNECTICUT	Banking Commissioner	___INDIANA	Secretary of State
___DELAWARE	Securities Commissioner	___IOWA	Commissioner of

			Insurance
___DISTRICT OF COLUMBIA	Public Service Commission	___KANSAS	Secretary of State
___KENTUCKY	Director, Division of Securities	___OHIO	Secretary of State
___LOUISIANA	Commissioner of Securities	___OKLAHOMA	Securities Administrator
___MAINE	Administrator, Securities Division	_X__OREGON	Director, Department of Insurance and Finance
___MARYLAND	Commissioner of the Division of Securities	___PENNSYLVANIA	Pennsylvania does not require filing of a Consent to Service of Process
___MASSACHUSETTS	Secretary of State	___PUERTO RICO	Commissioner of Financial Institutions
___MICHIGAN	Administrator, Corporation and Securities Bureau, Department of Commerce	___RHODE ISLAND	Director of Business Regulation
___MINNESOTA	Commissioner of Commerce	___SOUTH CAROLINA	Securities Commissioner
___MISSISSIPPI	Secretary of State	___SOUTH DAKOTA	Director of the Division of Securities
___MISSOURI	Securities Commissioner	___TENNESSEE	Commissioner of Commerce and Insurance
_X__MONTANA	State Auditor and Commissioner of Insurance	___TEXAS	Securities Commissioner
___NEBRASKA	Director of Banking and Finance	___UTAH	Director, Division of Securities
___NEVADA	Secretary of State	___VERMONT	Secretary of State
___NEW HAMPSHIRE	Secretary of State	___VIRGINIA	Clerk, State Corporation Commission
___NEW JERSEY	Chief, Securities Bureau	_X__WASHINGTON	Director of the Department of Licensing
___NEW MEXICO	Director, Securities Division	___WEST VIRGINIA	Commissioner of Securities
___NEW YORK	Secretary of State	_X__WISCONSIN	Commissioner of Securities
___NORTH CAROLINA	Secretary of State	___WYOMING	Secretary of State
___NORTH DAKOTA	Securities Commissioner		

Dated this 21st day of October, 2011.

Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company

By IMTCFC, LLC, an Idaho limited liability company, as the Manager of Idaho Mutual Trust Community Finance Co-op, LLC

Tom Buuck, Manager of IMTCFC, LLC

Form U-2

CORPORATE ACKNOWLEDGMENT

STATE of IDAHO)
) ss.
County of Ada)

On this 21st day of October, 2011, before me, Gretchen D. Schow, the undersigned officer, personally appeared Tom Buuck, known personally to me to be the Manager of IMTCFC, LLC, and acknowledged that he, as the Manager of IMTCFC, LLC, being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the company by himself as the Manager of IMTCFC, LLC.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

(SEAL) GRETCHEN D. SCHOW NOTARY PUBLIC STATE OF IDAHO

NOTARY PUBLIC In and for the state of Idaho
Residing at: Meridian, Idaho
My Commission Expires: 3-15-16

DELAWARE

Number
1

Class AAA LLC Member Units

____

Organized Under the laws of the state of Delaware
Idaho Mutual Trust Community Finance Co-op, LLC
5,000,000 Class AAA LLC Units Authorized

THIS CERTIFIES that ____________________ is the registered holder of ________________ **Class AAA Member Units** of **Idaho Mutual Trust Community Finance Co-op, LLC,** transferable only on the books of the Company by the holder hereof, in person or by Attorney, upon surrender of this Certificate properly endorsed.

IN WITNESS WHEREOF, the said Company has caused this Certificate to be signed by its Member this _____ day of _____________, 2011.

____
Tom Buuck, Manager of IMTCFC, LLC

"The units represented by this certificate are subject to restrictions on transferability under Article 7 of the Company's Operating Agreement dated August 23, 2011."

For Value Received, ______________________________________
hereby sell, assign and transfer unto ________________________________
Units represented by the within Certificate, and do hereby irrevocably constitute and appoint ___________________________ Attorney to transfer the said Units on the books of the within named Company with full power of substitution in the premises.

Dated ______________, 20___.

In presence of:

____

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the duly authorized representative, in the city of Boise, state of Idaho, on July 24, 2012.

Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company

By IMTCFC, LLC, an Idaho limited liability company, as the Manager of Idaho Mutual Trust Community Finance Co-op, LLC

Tom Buuck, Manager of IMTCFC, LLC

This Offering Statement has been signed by the following persons in their capacities, in the city of Boise, state of Idaho, on July 24, 2012.

Tom Buuck, Member

MJH Investments, LLC, an Idaho limited liability company, as a Member of IMTCFC, LLC

By: Michael Hendrichs
Its: Member